
06017509

October 4, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL


SEC MAIL
RECEIVED
PROCESSING
OCT 1 1 2006
WASH, D.C.
185
SECTION

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
OCT 2 4 2006
THOMSON
FINANCIAL

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from August 1 2006 to September 30 2006.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dw 10/18

Yours faithfully,

By: 

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM AUGUST 1, 2006 TO SEPTEMBER 30, 2006

A. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report for fiscal 2005 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Public Announcements (summary English translations attached):

(a) "Progress Report on the Plan for Strengthening the Financial Base" dated August 10, 2006 (Exhibit B1(a)).
(b) "Notice regarding Acquisition and Cancellation of Public Fund Preferred Stock" dated September 1, 2006 (Exhibit B1(b)).
(c) "Notice regarding Reset of Price for Exercising the Right to Request Acquisition of Type 3 Preferred Stock" dated September 8, 2006 (Exhibit B1(c)).
(d) "Dissolution of Sakura Capital Funding (Cayman) Limited" dated September 15, 2006 (Exhibit B1(d)).
(e) "Notice regarding Adjustments of Price and Floor Price for Exercising the Right to Request Acquisition of First to Twelfth Series Type 4 Preferred Stock" dated September 19, 2006 (Exhibit B1(e)).
(f) "Notice regarding Repayment of Public Fund Preferred Stock" dated September 28, 2006 (Exhibit B1(f)).

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経営の健全化のための計画の履行状況に関する報告書

平成18年8月

株式会社　三井住友フィナンシャルグループ

目　次

経営の概況

図 表

1. 18年3月期決算の概況

(1) 三井住友銀行　(図表1-1)

[業務粗利益・経費]

18年3月期の業務粗利益は、投資信託の販売が好調に推移したこと等による役務取引利益の増加を主因として前年比292億円増益の1兆5,521億となり、1兆5,450億円の計画を71億円上回る実績となりました。

経費につきましては、5,865億円となり、計画を85億円下回りました。これは、人員構成の変革による人件費の削減が進んだこと等に因るものであります。

[業務純益]

以上の結果、一般貸倒引当金繰入前の業務純益は前年比251億円増益の9,656億円となり、計画の9,500億円を156億円上回る実績となりました。

[臨時損益その他・経常利益・特別損益]

臨時損益に計上される不良債権処理損失額につきましては1,065億円となり、一般貸倒引当金に繰入いたしました1,550億円と、特別損益に計上いたしました償却債権取立益306億円を合算いたしました与信関係費用は、2,309億円となりました。

また、株式等関係損益につきましては、堅調な株式相場環境の下、売却益を計上したことにより、255億円の利益となりました。

以上の結果、経常利益は7,209億円と、6,100億円の計画を1,109億円上回る実績となりました。

[特別損益・当期利益]

特別損益につきましては、動不動産処分による49億円の損失に前述の償却債権取立益等を合わせまして全体で257億円の利益となりました。

以上の結果、当期純利益は5,195億円と、3,500億円の計画を1,695億円上回る実績となりました。

(2) 三井住友フィナンシャルグループ　(図表 1-2)

18 年 3 月期連結決算は、連結経常利益が 9, 636 億円となりました。連結純利益は 6, 868 億円と、4, 600 億円の当初見込みを 2, 268 億円上回る実績となりました。これは、主として三井住友銀行の当期純利益が、計画を上回ったことによるものであります。

また、18 年 3 月末の連結自己資本比率は、12. 39%となりました(図表 2)。

(3) 剰余金の推移

以上の結果、18 年 3 月期における三井住友フィナンシャルグループ及びその子会社（三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所）合算の剰余金につきましては、三井住友銀行の当期利益の上振れ、自己株式の処分に伴うその他資本剰余金の上振れを主因として、健全化計画を 3, 316 億円上回る 2 兆 6, 788 億円となりました。

＜剰余金の積み上がり状況＞

(億円)

	17/3 月期 実績	18/3 月期 計画	18/3 月期 実績
期末合算剰余金 (注)	16, 488	23, 472	26, 788
その他資本剰余金	8, 985	12, 293	13, 869

(注)　三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計（三井住友カードは持分勘案後）

(4) 19 年 3 月期決算見込み

三井住友銀行の 19 年 3 月期決算は、業務純益 (一般貸倒引当金繰入前) 9, 400 億円、当期純利益 4, 600 億円を見込んでおります。また、三井住友フィナンシャルグループ (連結) といたしましても、連結経常利益 1 兆 100 億円、連結当期純利益 5, 700 億円を見込んでおります。

2．経営健全化計画の履行概況

(1) 18年3月期　業務改善命令への対応進捗状況

三井住友フィナンシャルグループ（以下、当社）は、「経営健全化計画に係る17年3月期の収益目標と実績とが大幅に乖離していることなどから、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、17年7月22日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第20条第2項および銀行法第52条の33第1項の規定に基づき、行政処分（業務改善命令）を受けました。

同計画の進捗状況につきましては、18年3月期の三井住友銀行（以下、当行）の当期純利益が5,195億円と計画を1,695億円上回りましたほか、諸施策の進捗状況は後述の通り着実に進展しております。

なお、業務改善計画の18年3月期における進捗状況につきましては、取締役会に報告の上、5月31日に金融庁に提出いたしました。

(2) 業務再構築等の進捗状況

［個人金融ビジネス］

当社では、個人金融ビジネスにおきまして、顧客基盤の拡充を通じ、高付加価値分野と先端技術分野における「トップシェアバンク」の実現を目指します。また、お客さま第一主義を徹底し、持続的成長を拡大してまいります。

①「個人総合金融サービス業への飛躍」に向けた新規事業への取組強化

当行では、保険事業、証券仲介業務、相続関連業務等新たな事業に積極的に取り組んでまいりました。

保険事業の分野では、投資信託と並び個人向け中核商品のひとつになっております個人年金保険におきまして、17年8月に取扱を開始した「Broadway」をはじめ、お客さまのニーズにあった商品ラインアップの拡充に取り組んでまいりました。さらに、保険窓販に係る規制緩和を受け、17年12月より3社5商品のラインアップで、一時払終身

保険の窓販を開始いたしました。

16年12月より開始いたしました証券仲介業務におきましても、17年7月より「トヨタ関連外債」の取扱開始、17年11月からの「毎月利払型世銀債」取扱開始等、商品ラインナップの一段の拡充に取り組んでまいりました。

相続に関連するニーズのあるお客さまに対しては、17年2月より当行本体で遺言信託業務の取扱を開始しておりますが、加えて18年4月からは、住友信託銀行・中央三井信託銀行の代理店として遺産整理業務を開始しております。

当社グループでは、コンシューマーファイナンス事業や証券業務、インターネット金融事業等において、グループ全体でお客さまの様々なニーズにお応えするため積極的な取り組みを行ってまいりました。

お客さまのコンシューマーファイナンスニーズにお応えするため、17年4月より実施しております、当行、プロミス、アットローンの3社による「カスケード・スキーム」のカードローン商品におきましては、ＴＶＣＭやインターネット広告等のマスプロモーション、オペレーターのスキル向上等への取組強化とともに、申込受付・審査を行える新型ＡＣＭ（ローン契約機）を18年3月末時点で553台設置するなど、お客さまの即時借入ニーズに積極的に対応してまいりました。

また、銀行と証券との間のシナジー極大化を追求する真の「銀・証融合ビジネスモデル」の構築を推進するため、当局の認可を前提として、当社はＳＭＢＣフレンド証券を完全子会社とすることを18年3月に合意いたしました。今後は、ファンドラップサービスの提供、積極的な両社間の人材交流、当行のお客さまに対するＳＭＢＣフレンド証券による個別株式運用に関するコンサルティングサービスの拡充等を実施してまいります。

さらに、18年3月に、ヤフー株式会社、株式会社ジャパンネット銀行、当行の3社で、ポータルサイト事業とネットバンク事業の双方を活用することにより、新しいインターネット金融事業を創造し発展させることを目的とする業務提携・資本提携を行うことについて合意いたしました。6月には、同合意に基づき業務提携に関する基本契約

及び出資契約を締結しております。

②ネットワーク拡大による営業力の強化

当行では、お客さまの生活動線や生活パターンにあった立地選定や、休日営業を含む時間設定を特徴とする「ＳＭＢＣコンサルティングプラザ」を順次拡大していく予定であります。また、17 年 9 月より、個人のお客さまのコンサルティング業務に特化した専門拠点である「ＳＭＢＣコンサルティングオフィス」を、首都圏・近畿圏等の当行主要営業テリトリー内の店舗空白エリアへ 18 年 3 月末までに 14 拠点を設置してまいりました。ネットワーク拡大にあわせ、人員面でもＦＣを増員し営業力強化を図っております。なお、18 年 5 月には、Next W・ing プロジェクト室と「ザ・コンランショップ」がコラボレーションし、「女性が気軽に立ち寄れる銀行」としてプランニングした『ＳＭＢＣ白金高輪コンサルティングオフィス』を新たに開設するなど、今後ともお客さまのニーズに応じた多様な店舗展開を実施してまいります。

「ＳＭＢＣコンサルティングプラザ」拡大にあわせて、住宅ローン受付の専門窓口である「ローンプラザ」の休日営業拠点を 18 年 3 月末で 67 拠点（17 年 3 月末対比+16 拠点）まで拡大しております。これらにより、休日のローン契約を推進し、顧客利便性の向上に取組むとともに、業者対応力の強化を図ってまいります。

また、ＡＴＭの利便性の向上については、ＪＲ東日本のＡＴＭ「ViewAltte」とのＡＴＭ相互開放、東京メトロ駅構内への当行ＡＴＭの設置を行いましたほか、am/pm 内に設置しているコンビニＡＴＭ（@ＢＡＮＫ）において、三井住友カードｉＤのキャッシングサービス、生体認証ＩＣキャッシュカードの取扱を、それぞれ 18 年 3 月より開始いたしました。

そのほか、18 年 3 月に、当行はセブン銀行と代理店契約を締結し、代理店として金融サービスの提供を行うことにより、コンサルティングのネットワーク拡大を図っております。

③お客さまのニーズに徹底的に応えるための商品ラインアップの拡充

当行では、「会員制サービス」の提供に向け、18 年 2 月に株式会社ベネフィット・

ワンと業務提携を行うことで合意いたしました。この提携を受け、団塊世代を中心とするお客さま、女性のお客さまをターゲットとする会員制サービス「One' s Next クラブ 50s」、「One' s Next クラブ Woman」をそれぞれ18年4月より開始しております。会員・メンバーとなられたお客さまには、各種金利優遇、季刊情報誌の送付、メールマガジンやWeb等での幅広い情報提供等を行ってまいります。

また、女性のお客さまに対しては、17年10月に設置しましたNext W・ingプロジェクト室が企画・開発の中心となって、特に女性にニーズの強い住宅関連サービスをパッケージ化した住宅ローン「Woman PLUS」を18年3月に投入するなど、成長が見込まれる女性マーケットにも注力してまいります。

投資信託につきましては、17年10月に「日本好配当株オープン」、18年2月に「DITケイマンJ（後払手数料）」、18年3月に「6資産バランスファンド」、18年5月に「PCAインド株式オープン」を導入する等、継続的に取扱商品の拡充を図っております。

住宅ローン商品につきましては、申込から契約・取組まで来店の必要がなく、ネット・郵便のみで対応できる住宅ローン「ネットdeホーム」の取扱を18年4月より開始しておりますほか、同月より、インターネットでの一部繰上返済や金利設定変更に関して手数料無料化を図るなど、商品・サービス共にお客さまのニーズにお応えする商品を積極的に展開しております。

こうした商品・サービス面での強化のほかにも、17年12月から導入しております生体認証ICキャッシュカード、18年2月から導入しております「ワンタイムパスワード」等のセキュリティ強化にも積極的に取り組んでまいりました。

また、18年3月には、商品パンフレットにおいて、銀行業界で初めて、高齢のお客さまや目の不自由なお客さまが商品情報を音声で聞くことができる「SPコード」を導入いたしました。今後につきましても、18年4月に実施いたしましたインターネットバンキングの画面のリニューアルによる高齢者や障害をお持ちのお客さまの利便性向上など、アクセシビリティの強化にも取り組んでまいります。

[法人金融ビジネス]

法人金融ビジネス分野につきましては、これまで、強固な取引基盤をベースとして、法人向けコンサルティングビジネスに注力し、営業店と本部の協働による高度な金融サービスを提供することにより、取引推進に努めてまいりました。

今後におきましては、経営理念に掲げております「お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する」との営業の原点に今一度立ち返り、「お客さま第一主義」を一層徹底し、お客さまのニーズを起点とした営業体制の確立、商品の開発等を実践することで、お客さまの様々なニーズにお応えしてまいります。

①中堅・中小企業取引の拡充

当行の中堅・中小企業取引の拡充につきましては、年商10億円以下のスモールマーケットのお客さまを対象とする「ビジネスセレクトローン」、年商10億円から30億円までのミドルマーケットのお客さまを対象とする「ＳＭＢＣ―クレセルローン」等の中堅・中小企業向けリスクテイク貸金の18年3月期取組額は、約3兆7,100億円となりました。これらリスクテイク貸金の導入をはじめ、多様な資金ニーズに対し積極的にお応えしてまいりました結果、18年3月期における中小企業向け貸出（インパクトローンを除く実勢ベース）は前年比6,250億円の増加となりました（図表10）。

また、18年4月には中堅・中小企業マーケット全体を所管する本部組織としてＳＭＥ業務部を設置いたしました。同部において、中堅・中小企業のお客さまに対する商品企画、戦略立案、営業店の提案サポート等を一元的に行うことによって、ＩＰＯや事業承継等も含めたお客さまの多様な金融ニーズに対するサポート機能を一層強化してまいります。

②運用業務

16年12月に開始いたしました証券仲介業務につきましては、これまで専担部署の証券営業部等の本部にて取扱を行ってまいりましたが、運用業務の一層の強化を目的として、17年11月より、法令上の条件を満たす法人営業部において証券仲介業務の一部取扱を開始いたしました。

今後も引き続き、多様化するお客さまの運用ニーズに積極的にお応えするため、販売・推進体制の整備とともに取扱商品の拡充にも取組み、運用業務に一層注力してまいります。

③国内大企業取引等

当行では、これまで大企業を中心とするお客さまとの取引拡充のため、経営課題解決ニーズやプロダクト・サービスに対するお客さまのニーズにお応えし、より高度な金融サービスの提供に努めてまいりました。

18 年 3 月期におきましては、前述の運用業務への取組みに加え、高い専門性が求められる不動産ファイナンス業務、ストラクチャードファイナンス業務や、従来から注力してまいりましたシンジケーション業務等に積極的に取組んでまいりました。

なお、国内シンジケートローンは、18 年 3 月期の組成額が約 6 兆 7,000 億円と、前年比約 6,000 億円の増加となっております。

また、18 年 4 月には、お客さまの経営課題解決ニーズに積極的にお応えしていく新しい概念のフロント組織としてコーポレート・アドバイザリー本部（以下：ＣＡ本部）を設置いたしました。ＣＡ本部では、集約された業種別知見・情報を活用し、投資銀行部門、国際部門の各部や審査セクション、調査セクション等とチームを組成、さらには大和証券ＳＭＢＣとも協働し、従来からのフロント組織と一体となって、お客さまの経営課題に応える総合的なソリューションを提供してまいります。

［国際金融ビジネス］

当行の国際金融ビジネスにつきましては、欧米での高格付け先への融資を中心とした資産の増強や、プロジェクトファイナンス、ＰＦＩ等のプロダクツ業務の強化、中国を含むアジアへの進出の支援、外貨預金の捕捉や決済系プロダクツの拡充による非アセット関連収益の増強等に積極的に取り組んでまいりました。

なお、海外拠点の展開につきましては、18 年 3 月期は 2 拠点を閉鎖し 18 年 3 月末で 15 拠点となりましたが、18 年度には、5 月にアラブ首長国連邦ドバイ首長国での支店

開設認可を取得し、エマージングマーケットへの取組みを積極化しておりますとともに、アジアにおきましては、6 月にベトナムにてホーチミン支店を、米州におきましては、6 月にヒューストン出張所を開設するなど、今後とも、効率性・採算性を十分考慮しつつ拠点設置をすすめてまいりますとともに、当行のグローバルネットワークを活用した海外進出ニーズへの対応力強化、クロスリージョナル取引等に積極的に取り組んでまいります。

(3) 経営合理化の進捗状況　（図表 6）

18 年 3 月期は、人員構成の変革による人件費削減や、店舗ネットワーク、事務・システム運営の一層の効率化をすすめる一方、効率化により生じた余力を、プロミスとの提携事業の推進や個人金融ビジネスにおけるネットワーク拡大、生体認証ＩＣキャッシュカードの導入等セキュリティ強化対策等に重点的に投入してまいりました。

この結果、経営合理化の進捗にかかる各項目につきましては、物件費項目を除いて、18 年 3 月期の計画を達成しております。

［従業員数］

18 年 3 月末の従業員数は、嘱託や派遣社員の活用等による人員の再配置を進めた結果、17 年 4 月に新卒者 1,088 名を採用した上で、前年比 698 名減少の 20,322 名となりました。なお、個人のお客さまのコンサルティング業務に従事するコンシューマーサービス職につきましては期中に約 300 名を増員し、営業力の強化を図っております。

［国内店舗・海外拠点数］

18 年 3 月末の国内本支店数は、14 ヶ店の店舗統合を行なったことから 411 ヶ店となりました。なお 17 年 9 月より、個人のお客さまのコンサルティング業務に特化した小型専門拠点である「ＳＭＢＣコンサルティングオフィス」を、首都圏・近畿圏等の当行主要営業テリトリー内の店舗空白エリアを中心に、18 年 3 月末で 14 拠点(出張所)設置しており、今後も積極的に展開していく方針であります。

また海外支店数は、マザーマーケットと位置づけるアジアの拠点において選択と集中を図り、チョンブリ支店とアユタヤ支店を閉鎖したことから 15 ヶ店となりました。

［人件費＋物件費］

18年3月期の人件費につきましては、従業員給与の10年連続ベア凍結や外部労働力の活用による人員の再配置を進めた結果、1,937億円と計画対比136億円の削減となりました。

また物件費につきましては、一部事務処理人員のアウトソース化に伴い人件費から業務委託費への振り替えが発生したことや円安影響等により、3,562億円と計画対比63億円の増加となりました。

以上の結果、18年3月期の人件費＋物件費合計につきましては、5,499億円と計画対比73億円の削減を実現し、ＯＨＲにつきましても38%と、高い効率を維持しております。

(4) 不良債権処理の進捗状況

当行における18年3月末の金融再生法に基づく不良債権開示額は、9,601億円と17年3月末の1兆8,246億円対比ほぼ半減し、1兆円を切る水準まで大幅に圧縮いたしました。不良債権比率につきましても、18年3月末で1.7%と17年3月末対比で1.6%低下し、ほぼ半減いたしました。これは、債権売却、直接償却等のいわゆる最終処理を引き続き積極的に進めたほか、債権放棄を含めた再建・再編処理による債務者区分の改善、担保処分による債権回収等によるものであります。

また、18年3月期の与信関係費用は2,309億円となり、17年3月期対比で7,239億円の大幅な減少となりました。17年3月期に、将来リスクへの対応としての貸倒引当金の積み増しを含め、バランスシートのクリーンアップを図りましたことから、与信関係費用は大幅に減少し、いわゆる巡航速度化を実感できる水準になったと認識しております。不良債権問題が、開示額に加え与信関係費用においても収束し、当行の与信ポートフォリオは、着実に健全性を取り戻してまいりました。

今後とも、不良債権問題の再発防止に努めるとともに、ローンレヴュー制度や信用リスク委員会の運営等を通じて、資産劣化の防止、企業再生への取組み、債務者区分の改善の推進、大口集中や業種集中といった与信集中リスクのコントロール機能の強化等、

与信ポートフォリオの健全性の更なる向上に、引続き積極的に取組んでまいります。

なお、経済合理性、経営責任の明確化、社会的影響を考慮した上で、9社で2,458億円の債権放棄を実施しております。

(5) 国内向け貸出の進捗状況

[18年3月期の実績等の状況]

18年3月期の国内貸出（インパクトローンを除く実勢ベース）は、17年3月末比3兆1,275億円の増加となり、また、中小企業向け貸出については、17年3月末比6,250億円の増加と計画の500億円を大幅に上回る実績となりました。

今後とも、健全な経営内容の中小企業に対する円滑な資金供給に本支店一体となり引き続き積極的に取り組んでまいります。

なお、18年3月期実績において、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[18年3月期の中小企業向け貸出の増強に向けた取組について]

当行におきまして、健全な経営内容の中小企業に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、中小企業向け貸出の増強に向けて多様な施策を講じ、本支店一体となって最大限努力しております。

特に、中堅・中小企業マーケットにおける確固たる地位を確立することを基本方針とし、健全な経営内容の中小企業等の多様な資金ニーズに対しまして積極的な対応を実施しております。

なお、18年3月期の推進体制と主な施策は以下の通りであります。

＜推進体制＞

①法人営業部ならびにビジネスサポートプラザ

「法人営業部」は中堅·中小企業との取引深耕及び新規取引先開拓を主たるミッションとし、中小企業の資金需要の発掘・資金ニーズへの対応に最大限注力しておりま

す。一方、「ビジネスサポートプラザ」は、中小企業のあらゆるニーズに対応する専門拠点としており、信用保証協会保証付貸出や「ビジネスセレクトローン」等の定型商品を中心に、中小企業の資金需要の発掘・対応に注力しております。

②法人営業部「法人営業グループ」・ビジネスサポートプラザ「オフィス」等

個人取引を対象とした支店はあるものの法人拠点がない地域に、最寄の「法人営業部」または「ビジネスサポートプラザ」の出先として、「法人営業グループ」「オフィス」ならびに「法人営業デスク」等の少人数体制の拠点を設置しております。

既存法人拠点の統廃合により広域化したマーケットを再分割することで、中小企業のお客さまに対するきめ細かな対応を可能とし、「ビジネスセレクトローン」等の定型商品の販売を主体に中小企業向け貸出の拡大を図っております。

③法人営業所

当行の拠点がない店舗空白地における新規マーケットの開拓を目的に、法人の専門拠点である「法人営業所」を設置しております。少人数体制のもと「ビジネスセレクトローン」等の定型商品の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け貸出の拡大を図っております。

<18年3月期に実施した主な施策>

①推進体制の強化

「中小企業専担部付部長」等の人員の追加配置

ミドルマーケット等に対してきめ細かく取り組むべく「中小企業専担部付部長」を法人営業部に配置しておりましたが、実績面で一定の成果が認められ、お客さまからの評価も良好であることから、18年3月期は17名増員いたしました。

②商品の拡充・推進

a.「ビジネスセレクトローン」の推進

スモールマーケット向けの主力商品である「ビジネスセレクトローン」につきましては、自治体との連携や、法人プロモーションオフィスを通じた顧客開拓等、積極的

な販売活動を行い、18年3月期には約5万2,800件、約1兆5,900億円の取組実績をあげることが出来ました。

b．「Nファンド」の推進

ミドルマーケットに対しましては、採り上げ基準を標準化・簡素化したリスクテイク商品である「Nファンド」を積極的に推進いたしました。この結果、「Nファンド」は、18年3月期には、約3万4,400件、約1兆6,500億円の投入を行うことが出来ました。

c．「SMBC-クレセルローン」の推進

年商30億円までのお客さまを対象とした新商品「SMBC-クレセルローン」の取り扱いを17年4月より開始し、18年3月期には約5,200件、約3,200億円の取組実績をあげることが出来ました。これにより、ビジネスセレクトローン等の既存商品とあわせて、お客さまの規模に応じて切れ目なく資金ニーズにお応えしていく体制を強化しております。

d．その他「リスクテイク商品」の推進

ミドルマーケットを主な対象とした「CLO方式」による資金提供スキーム「SMBC-CLO」は、18年3月期の募集分により、約1,700件、約1,200億円の取組実績となりました。

その他、昨年度より新たに投入した成長企業向けの「Vファンド」も堅調に伸び、その結果として、「ビジネスセレクトローン」「SMBC-クレセルローン」「Nファンド」を中心とした「リスクテイク商品」の18年3月期の取組実績は、約94,600件、約3兆7,100億円となりました。

e．その他

財務内容が良好な中小企業の起債ニーズへ対応した、純資産額1億円以上の法人に対する「小口銀行保証付私募債」の18年3月期の取組実績は、約200億円となりました。

また、取引の裾野を拡大することを目的に17年9月に兵庫県信用保証協会との提

携商品「スーパーじんそく」や、18年1月に東京都信用保証協会との提携商品「クイック東京」の取扱を開始する等、18年3月末までの累計で、21提携商品の取扱となり、これらの18年3月期の取組実績は約1,400億円となりました。

(6) 公的資金の前倒し返済について

18年3月期に設定いたしました自己株式取得枠を使用し、18年5月17日付けで第一種及び第二種優先株式の一部（計2,040億円）を約2,759億円で自己株式として取得することにより返済し、取得した自己株式については消却いたしました。これに伴い、返済後の公的資金残高は、8,960億円となっております。

今後につきましても、預金保険機構より公表されております「資本増強のために引受け等を行った優先株式等の第三者への売却処分又は公的資金の返済等の申出に対する当面の対応について」の趣旨も踏まえ、当局のご承認を前提といたしまして、公的資金の早期返済を目指してまいります。

(7) 配当政策の状況及び今後の考え方

当社グループは、引き続き業務の再構築やリストラによる経費削減等に取り組み、収益力強化を図るとともに、不良債権残高の大幅な削減や政策投資株式の圧縮等により改善されたバランスシートの健全性を維持しつつ、着実な内部留保の蓄積を図ってまいります。これによりTier I資本の質・量をともに充実させることを第一義的方針と致します。

配当につきましては、安定配当を基本とした上で、業績や内部留保の蓄積状況を勘案し、15年3月期以降4期間は3,000円で据え置きとしてまいりました。19年3月期におきましては、18年3月期の当期利益が計画対比大幅な増益を達成するとともに、剰余金の蓄積状況も計画を十分上回るペースで進捗している状況に鑑み、前年比1,000円増配の4,000円配当を予定しております。20年3月期以降におきましても、当期利益の安定的な黒字確保を前提に、業績展望や内部留保の蓄積状況、公的資金の返済状況

等も十分考慮した上で、配当性向にも留意しつつ普通株式配当を1,000円/年ずつ増配することを基本に検討してまいります。

(8) 劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

当社は、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するために、子会社が発行する社債の引受け又は子会社への貸付金に使用してまいる所存であります。

なお、当社におきましては、現在、劣後特約付債務はございません。

(9) 責任ある経営体制の確立のための方策

①金融機関の社会性・公共性を踏まえた経営理念

当社では、グループ収益力の向上と財務体質の強化を図り、株主価値の向上を実現していくため、経営理念を以下の通り定めております。

・お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

・事業の発展を通じて、株主価値の永続的な増大を図る。

・勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

また、役職員の業務全般に亘る行動指針である「行動規範」を定め、役職員がこれらに基づいた企業活動を遂行すること、及び当社・当行の「ビジネス・エシックス(企業倫理)」の遵守を通じて、健全経営の堅持、株主価値の永続的な向上、社会の健全な発展への貢献等の実現に努めてまいります。

②ＣＳＲへの取組み等

当社では、18年4月に、当社グループ全体でのＣＳＲ活動を企画するとともに対外的な窓口機能を担う部署として、企画部内にグループＣＳＲ室を設置しており、グループ全体のＣＳＲ活動を一層強化してまいります。

なお、当行は、昨年 12 月、公正取引委員会より、法人のお客さま向けの金利スワップの販売方法について、独占禁止法第 19 条に定める不公正な取引方法の一類型である優越的地位の濫用に該当する行為が複数認められたとして、同法第 48 条に基づく勧告を受け、これを応諾し審決を受けております。また、4 月には金融庁より、法人営業部における金利スワップの販売態勢に関し、銀行法第 26 条第 1 項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。

審決ならびに業務停止命令、業務改善命令につきましては、これを真摯に受け止め、法令遵守のための諸施策をあらためて徹底するなど再発防止を図るとともに、信頼回復に全力で取り組んでまいります。

以　上

(図表1－1)収益動向及び計画[三井住友フィナンシャルグループ]

持株会社　平成14年12月　設立

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	33,606	34,784	36,800	37,632	
貸出金	400	400	7	4	
有価証券	32,500	33,682	36,000	36,042	
総負債	2,319	3,328	3,700	3,797	
資本勘定計	31,727	33,196	33,451	39,354	
資本金	12,477	13,527	13,527	14,209	
資本準備金	12,478	13,528	13,528	14,210	※1
その他資本剰余金	4,995	4,995	4,995	6,844	
利益準備金	－	－	－	－	
剰余金　(注)	1,787	3,845	4,101	4,135	
自己株式	▲ 10	▲ 2,699	▲ 2,700	▲ 44	※1
(収益)					(億円)
経常利益	512	2,534	480	482	
受取配当金	473	2,517	464	464	
経費	30	26	28	32	
人件費	17	12	13	14	
物件費	13	14	14	16	
特別利益	－	－	250	276	
特別損失	－	－	－	－	
税引前当期利益	512	2,534	730	758	
法人税、住民税及び事業税	0	△ 3	30	0	
法人税等調整額	7	15		24	
税引後当期利益	505	2,522	700	734	
(配当)					(億円、円、%)
配当可能利益	6,773	6,141	6,396	10,935	
配当金総額(中間配当を含む)	464	444	464	480	
普通株配当金	174	176	207	223	
優先株配当金＜公的資金分＞	145	127	127	127	
優先株配当金＜民間調達分＞	145	141	130	130	
1株当たり配当金(普通株)	3,000	3,000	3,000	3,000	
同(第一種優先株)	10,500	10,500	10,500	10,500	
同(第二種優先株)	28,500	28,500	28,500	28,500	
同(第三種優先株)	13,700	13,700	13,700	13,700	
同(第四種優先株第1～12回)	135,000	135,000	135,000	135,000	
同(第四種優先株第13回)	67,500	67,500	－	－	
同(第六種優先株第1回)	－	728	88,500	88,500	
配当率(優先株＜公的資金分＞)	1.11	1.15	1.15	1.15	
配当率(優先株＜民間調達分＞)	2.93	2.96	3.59	3.59	
配当性向	80.97	7.81	46.77	46.64	
(経営指標)					(%)
ROE(当期利益/資本勘定<平残>)	1.59	7.77	2.09	2.02	
ROA(当期利益/総資産<平残>)	1.50	7.25	1.90	1.95	

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

(図表1－1)収益動向及び計画[三井住友銀行](単体)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	945,066	960,298	926,000	984,472	
貸出金	542,449	508,089	504,000	511,507	
有価証券	238,151	237,030	234,000	221,631	
特定取引資産	29,937	51,288	34,000	58,747	
繰延税金資産<末残>	15,905	15,022	13,300	9,762	
総負債	923,624	938,449	898,000	961,766	
預金・NCD	625,534	652,276	665,000	676,409	
債券	－	－	－	－	
特定取引負債	18,425	40,064	17,000	45,916	
繰延税金負債<末残>	－	－	－	－	
再評価に係る繰延税金負債<末残>	555	900	500	494	
資本勘定計	28,709	27,527	30,044	36,347	
資本金	5,600	6,650	6,650	6,650	
資本準備金	8,797	10,099	6,650	6,650	
その他資本剰余金	3,576	3,576	7,025	7,025	
利益準備金	－	－	－	－	
剰余金 (注1)	6,761	2,913	6,249	7,940	
土地再評価差額金	811	423	240	247	
その他有価証券評価差額金	3,164	3,866	3,230	7,835	※1
自己株式	－	－	－	－	
(収益)					(億円)
業務粗利益	15,841	15,229	15,450	15,521	
資金運用収益	13,923	13,187	9,450	14,266	
資金調達費用	3,053	3,462		4,720	
役務取引等利益	2,269	3,007	3,400	3,753	
特定取引利益	2,807	1,316	1,250	120	※2
その他業務利益	▲ 105	1,181	1,350	2,102	
国債等債券関係損(▲)益	227	▲ 216	－	▲ 103	
業務純益(一般貸倒引当金繰入前)	10,001	9,405	9,500	9,656	
業務純益	10,001	12,920	9,500	8,106	
一般貸倒引当金繰入額	－	△ 3,515	－	1,550	
経費	5,840	5,824	5,950	5,865	
人件費	2,213	2,041	2,060	1,923	
物件費	3,322	3,415	3,540	3,608	
不良債権処理損失額(注2)	8,692	13,063	3,000	1,065	
株式等関係損(▲)益	1,039	▲ 1,187	▲ 100	255	※3
株式等償却	107	2,276		312	
経常利益	1,851	▲ 717	6,100	7,209	
特別利益(注2)	1,668	16	▲ 100	347	※4
特別損失	331	300		90	
法人税、住民税及び事業税	127	△ 18	2,500	135	
法人税等調整額	50	385		2,136	
税引後当期利益	3,011	▲ 1,368	3,500	5,195	※5
(配当)					(億円)
配当可能利益	7,930	4,424	11,209	13,861	
配当金総額(中間配当を含む)					
普通株配当金					
優先株配当金＜公的資金分＞					
優先株配当金＜民間調達分＞					
1株当たり配当金(普通株)					
配当率(優先株＜公的資金分＞)					
配当率(優先株＜民間調達分＞)					
配当性向					

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
(経営指標)					(%)
資金運用利回(A)	1.71	1.66	1.66	1.80	※6
貸出金利回(B)	1.79	1.85	1.82	1.95	
有価証券利回	1.04	1.10	1.17	1.43	
資金調達原価(C)	1.07	1.12	1.17	1.27	
預金利回(含むNCD)(D)	0.14	0.16	0.19	0.34	※6
経費率(E)	0.93	0.89	0.89	0.86	
人件費率	0.35	0.31	0.30	0.28	
物件費率	0.52	0.52	0.53	0.53	
総資金利鞘(A)-(C)	0.64	0.53	0.49	0.53	
預貸金利鞘(B)-(D)-(E)	0.72	0.79	0.74	0.73	
非金利収入比率	14.32	19.74	22.00	24.18	
OHR(経費/業務粗利益)	36.86	38.24	38.51	37.78	
ROE(一般貸引前業務純益/資本勘定<平残>)	38.83	33.44	33.00	30.23	※7
ROA(一般貸引前業務純益/(総資産ー支払承諾見返)<平残>)	1.12	1.04	1.09	1.04	
修正コア業務純益ROA(注3)	1.08	1.03		1.03	

(注1)任意積立金及び未処分利益を合算しております。

(注2)16/3期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして658億円を特別利益に計上しております。
このため、16/3月期の与信関係費用(不良債権処理損失額+上記戻入益)は8,034億円となっております。

(注3)(一般貸引前業務純益ー国債等債券損益ー子会社配当等)/(総資産ー支払承諾見返)<平残>

(参考)収益動向及び計画

[4社合算ベース:三井住友銀行+三井住友カード+三井住友銀リース+日本総合研究所]

	16/3月期 実績	17/3月期 実績	18/3月 計画	18/3月 実績
(規模)<資産、負債は平残、資本勘定は末残>				(億円)
総資産	969,028	985,200	952,000	1,010,578
総負債	944,886	960,402	920,400	984,486
資本勘定計	31,485	30,650	33,932	39,998
資本金	6,626	7,676	7,916	7,916
資本準備金	9,612	10,914	7,704	7,704
その他資本剰余金	3,990	3,990	7,439	7,025
利益準備金	10	10	10	10
剰余金 (注1)	7,182	3,647	7,273	8,960
土地再評価差額金	811	423	240	247
その他有価証券評価差額金	3,253	3,990	3,350	8,135
自己株式	−	−	−	−
(収益)				
合算業務純益 (注2)	10,496	9,980	10,126	10,289
経常利益	2,259	▲ 221	6,668	7,805
特別損益	1,344	▲ 232	▲ 108	300
法人税、住民税及び事業税 法人税等調整額	362	578	2,730	2,519
税引後当期利益	3,242	▲ 1,031	3,830	5,587
(配当)				
配当可能利益 (注3)	15,538	11,714	18,698	25,633
配当性向(持株会社 普通株)	5.89	−	5.79	4.18
(経営指標)				(%)
ROE(合算業務純益/資本勘定<平残>)	36.74	32.12	31.35	29.13
ROA(合算業務純益/総資産<平残>)	1.08	1.01	1.06	1.02

(注1)利益剰余金のうち、利益準備金以外のものを表示しております。

(注2)三井住友銀行の業務純益、他3社の営業利益を合算しております。

(注3)持株会社の配当可能利益を含み、三井住友カードの配当可能利益は持分を勘案しおります。

(図表1－2)収益動向[三井住友フィナンシャルグループ(連結)]

	17/3月期 実績	18/3月期 実績	19/3月期 見込み
(規模)<末残>			(億円)
総資産	997,319	1,070,106	
貸出金	547,998	572,672	
有価証券	242,337	255,059	
特定取引資産	37,691	40,780	
繰延税金資産	15,982	10,516	
総負債	959,349	1,014,432	
預金・NCD	711,881	735,428	
債券	—	—	
特定取引負債	21,105	29,082	
繰延税金負債	453	495	
再評価に係る繰延税金負債	910	501	
少数株主持分	10,212	11,130	
資本勘定計	27,757	44,544	
資本金	13,527	14,209	
資本剰余金	9,743	12,292	
利益剰余金	3,300	9,921	
土地再評価差額金	579	382	
その他有価証券評価差額金	4,107	8,199	
為替換算調整勘定	▲ 799	▲ 415	
自己株式	▲ 2,699	▲ 44	

(収益)			(億円)
経常収益	35,808	37,051	37,000
資金運用収益	15,217	16,626	
役務取引等収益	5,987	7,126	
特定取引収益	1,446	328	
その他業務収益	10,583	11,441	
その他経常収益	2,575	1,530	
経常費用	36,111	27,416	
資金調達費用	3,504	5,010	
役務取引等費用	800	843	
特定取引費用	2	—	
その他業務費用	8,677	8,766	
営業経費	8,527	8,538	
その他経常費用	14,601	4,258	
貸出金償却	7,594	611	
貸倒引当金繰入額	2,889	1,635	
一般貸倒引当金純繰入額	▲ 2,012	1,201	
個別貸倒引当金純繰入額	4,939	450	
経常利益	▲ 303	9,636	10,100
特別利益	91	980	
特別損失	873	181	
税金等調整前当期純利益	▲ 1,085	10,434	
法人税、住民税及び事業税	218	698	
法人税等調整額	529	2,269	
少数株主利益	510	598	
当期純利益	▲ 2,342	6,868	5,700

(図表2)自己資本比率の推移 …、国際統一基準(第一基準)を採用

[三井住友フィナンシャルグループ(連結)]

(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
資本金	12,477	13,527	13,527	14,209	
うち非累積的永久優先株	−	−	−	−	
資本剰余金	8,653	9,743	9,743	12,292	
利益剰余金(注2)	5,648	2,856	7,172	9,441	
連結子会社の少数株主持分	9,904	10,129	10,594	11,042	
うち優先出資証券	8,140	8,169	8,127	8,352	
その他有価証券の評価差損	−	−	−	−	
自己株式	△ 30	△ 2,699	△ 2,700	△ 44	
為替換算調整勘定	△ 718	△ 799	△ 760	△ 415	
営業権相当額	△ 1	△ 1	△ 1	△ 1	
連結調整勘定相当額	△ 217	△ 134	△ 65	△ 66	
その他	−	−	−	−	
Tier I 計	35,716	32,623	37,510	46,459	
(うち税効果相当額)	(16,664)	(15,529)	(13,800)	(10,021)	
有価証券含み益	2,494	3,171	2,690	6,278	
土地再評価益	685	671	410	399	
一般貸倒引当金	7,401	6,335	6,335	7,426	
永久劣後債務	7,556	8,800	9,873	10,358	
その他	−	−	−	−	
Upper Tier II 計	18,136	18,976	19,308	24,461	
期限付劣後債務・優先株	16,030	16,573	16,162	16,216	
その他	−	−	−	−	
Lower Tier II 計	16,030	16,573	16,162	16,216	
Tier II 計	34,165	35,550	35,470	40,677	
(うち自己資本への算入額)	(34,165)	(32,623)	(35,470)	(40,677)	
Tier III	−	−	−	−	
控除項目	△ 2,508	△ 5,044	△ 5,840	△ 6,193	
自己資本合計	67,374	60,201	67,140	80,944	

(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
リスクアセット	592,041	605,526	627,000	653,223	
オンバランス項目	546,499	548,979	570,500	589,848	
オフバランス項目	42,833	53,009	53,000	59,523	
その他(注3)	2,708	3,539	3,500	3,852	

(%)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
自己資本比率	11.37	9.94	10.70	12.39	
Tier I 比率	6.03	5.38	5.98	7.11	

(注1)上記試算に係る各種前提条件

為替:18/3月期計画　105.00円/ドル

(注2)利益剰余金から社外流出予定額を控除した額。

(注3)マーケット・リスク相当額を8%で除して得た額。

(図表2)自己資本比率の推移 … 国際統一基準を採用

[三井住友銀行(連結)]

(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
資本金	5,600	6,650	6,650	6,650	
うち非累積的永久優先株	—	—	—	—	
資本剰余金	12,985	16,035	16,035	16,035	
利益剰余金(注2)	3,193	△ 63	3,373	2,425	
連結子会社の少数株主持分	10,058	10,261	10,291	10,749	
うち優先出資証券	8,140	8,169	8,127	8,352	
その他有価証券の評価差損	—	—	—	—	
自己株式	—	—	—	—	
為替換算調整勘定	△ 719	△ 811	△ 780	△ 446	
営業権相当額	—	△0	—	△0	
連結調整勘定相当額	—	—	—	—	
その他	—	—	—	—	
Tier I 計	31,118	32,073	35,570	35,414	
(うち税効果相当額)	(16,071)	(15,051)	(13,300)	(9,689)	
有価証券含み益	2,455	3,054	2,570	6,058	
土地再評価益	685	671	410	399	
一般貸倒引当金	7,111	6,120	6,120	7,221	
永久劣後債務	7,556	8,800	9,873	10,358	
その他	—	—	—	—	
Upper Tier II 計	17,808	18,645	18,973	24,037	
期限付劣後債務・優先株	16,030	16,573	16,162	16,216	
その他	—	—	—	—	
Lower Tier II 計	16,030	16,573	16,162	16,216	
Tier II 計	33,837	35,218	35,135	40,253	
(うち自己資本への算入額)	(31,118)	(32,073)	(35,135)	(35,414)	
Tier III	—	—	—	—	
控除項目	△ 246	△ 2,389	△ 2,950	△ 3,082	
自己資本合計	61,990	61,756	67,755	67,746	

(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
リスクアセット	568,918	582,445	604,000	628,874	
オンバランス項目	523,593	525,895	547,500	565,138	
オフバランス項目	42,643	53,031	53,000	59,903	
その他(注3)	2,682	3,520	3,500	3,833	

(%)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
自己資本比率	10.89	10.60	11.21	10.77	
Tier I 比率	5.46	5.50	5.88	5.63	

(注1)上記試算に係る各種前提条件
　為替:18/3月期計画　105.00円/ドル
(注2)利益剰余金から社外流出予定額を控除した額。
(注3)マーケット・リスク相当額を8%で除して得た額。

(図表2)自己資本比率の推移 … 国際統一基準を採用

[三井住友銀行(単体)]

(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
資本金	5,600	6,650	6,650	6,650	
うち非累積的永久優先株	—	—	—	—	
資本準備金	8,797	10,099	6,650	6,650	
その他資本剰余金	3,576	3,576	7,025	7,025	
利益準備金	—	—	—	—	
任意積立金(注2)	2,215	2,215	2,215	2,215	
次期繰越利益(注3)	2,531	685	4,021	2,714	
その他(注4)	7,645	7,843	8,189	8,408	
うち優先出資証券	7,591	7,767	8,127	8,352	
その他有価証券の評価差損	—	—	—	—	
自己株式	—	—	—	—	
営業権相当額	—	—	—	—	
Tier I 計	30,364	31,068	34,750	33,662	
(うち税効果相当額)	(15,905)	(15,022)	(13,300)	(9,762)	
有価証券含み益	2,398	2,930	2,450	5,939	
土地再評価益	615	596	335	333	
一般貸倒引当金	6,617	4,176	4,175	5,725	
永久劣後債務	7,556	8,800	9,873	10,288	
その他	—	—	—	—	
Upper Tier II 計	17,187	16,501	16,833	22,285	
期限付劣後債務・優先株	15,656	16,183	15,772	15,766	
その他	—	—	—	—	
Lower Tier II 計	15,656	16,183	15,772	15,766	
Tier II 計	32,842	32,684	32,605	38,051	
(うち自己資本への算入額)	(30,364)	(31,068)	(32,605)	(33,662)	
Tier III	—	—	—	—	
控除項目	△ 557	△ 956	△ 1,560	△ 957	
自己資本合計	60,172	61,180	65,795	66,367	

(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
リスクアセット	529,397	540,345	561,000	584,634	
オンバランス項目	488,167	489,107	510,000	524,828	
オフバランス項目	39,254	48,189	48,000	56,770	
その他(注5)	1,976	3,049	3,000	3,037	

(%)

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
自己資本比率	11.36	11.32	11.72	11.35	
Tier I 比率	5.73	5.74	6.19	5.75	

(注1)上記試算に係る各種前提条件
　為替:18/3月期計画　105.00円/ドル
(注2)利益処分を勘案した額。
(注3)当期未処分利益から社外流出予定額を控除した額。
(注4)少数株主持分、為替換算調整勘定の額。
(注5)マーケット・リスク相当額を8%で除して得た額。

(図表5)部門別収益動向[三井住友銀行(単体)]

(億円)

	17/3月期 実績	18/3期 実績	19/3期 見込み
資金関係損益	2,715	2,838	2,970
手数料+外為	860	1,188	1,170
個人部門	3,575	4,026	4,140
資金関係損益	3,236	3,510	3,490
手数料+外為	3,306	3,221	3,010
法人部門	6,542	6,731	6,500
資金関係損益	970	1,081	950
手数料+外為	898	865	1,000
企業金融部門	1,868	1,946	1,950
ｳﾁ マーケティング業務	820	1,062	1,060
トレジャリー業務	16	21	20
国際部門	844	1,068	1,070
資金関係損益	105	-	-
手数料+外為	14	-	-
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	119	-	-
市場営業部門	2,228	2,198	2,200
本社管理	53	▲ 448	▲ 460
業務粗利益	15,229	15,521	15,400
経費	▲5,824	▲5,865	▲6,000
業務純益 (除く一般貸倒引当金繰入)	9,405	9,656	9,400

(注) 17/3月期実績につきましては、戦略金融部門の損益は本社管理に含んでおります。
18/3月期実績、19/3月期見込みの各部門計数は、17/4月に実施した組織変更(ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部及び戦略金融部門の廃止)後の基準で記載しております。

(図表6)リストラの推移及び計画[2社合算ベース:持株会社＋三井住友銀行]

	16/3月末 実績	17/3月末 実績	18/3月末 計画	18/3月末 実績	備考
(役職員数)					
役員数 (人)	24	25	23	22	
うち取締役(( )内は非常勤) (人)	17(2)	18(2)	15(2)	15(2)	
うち監査役(( )内は非常勤) (人)	7(3)	7(3)	8(4)	7(3)	
従業員数(注) (人)	22,348	21,020	20,900	20,322	

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(国内店舗・海外拠点数)	16/3月末 実績	17/3月末 実績	18/3月末 計画	18/3月末 実績	備考
国内本支店(注1) (店)	435	425	415	411	
海外支店(注2) (店)	20	17	19	15	
(参考)海外現地法人(注3) (社)	25	27	28	27	

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。

(注2)出張所、駐在員事務所を除いております。

(注3)出資比率50%以下のものを除いております。

	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
(人件費)					
人件費 (百万円)	222,969	205,305	207,300	193,672	
うち給与・報酬 (百万円)	172,562	165,878	166,100	159,864	
平均給与月額 (千円)	496	494	494	492	

(注)平均年齢39.0歳(平成18年3月末)。

(役員報酬・賞与)	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
役員報酬・賞与(注1) (百万円)	512	552	490	463	
うち役員報酬 (百万円)	512	552	490	463	
役員賞与 (百万円)	0	0	0	0	
平均役員(常勤)報酬・賞与 (百万円)	25	25	25	25	
平均役員退職慰労金 (百万円)	(注2) 43	33	73	72	

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含む。

(注2)旧わかしお銀行分を除いております。

(物件費)	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
物件費(注1) (百万円)	328,764	339,149	349,900	356,203	※1
うち機械化関連費用(注2) (百万円)	76,929	79,536	82,000	79,504	
除く機械化関連費用 (百万円)	251,835	259,613	267,900	276,699	※1

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。

(注2)リース等を含む実質ベースで記載しております。

(人件費＋物件費)	16/3月期 実績	17/3月期 実績	18/3月期 計画	18/3月期 実績	備考
人件費＋物件費 (百万円)	551,733	544,454	557,200	549,875	

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算(注3)	総資産	借入金(注4)	うち当社等分(注5,6)	資本勘定	うち当社等出資分(注6)	経常利益	当期利益	連結又は持分法の別(注7)
【三井住友フィナンシャルグループ】												
三井住友カード株式会社	S42/12月	栗山 道義	クレジットカード業務	H18/3月	9,562	3,611	196	1,441	853	285	177	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H18/3月	18,052	13,066	1,275	1,797	1,434	272	176	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H18/3月	918	153	121	413	200	74	39	連結
SMFG企業再生債権回収株式会社	H15/11月	永本 芳生	企業再生コンサルティング業務、債権管理回収業務	H18/3月	11	-	-	9	4	3	2	連結
大和証券エスエムビーシー株式会社	H11/2月	斉藤 辰栄	証券業務、金融派生商品業務	H18/3月	107,652	51,587	1,530	4,657	1,632	1,162	686	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託委託業務	H18/3月	202	-	-	122	80	46	28	持分法
【三井住友銀行】												
株式会社みなと銀行	S24/9月	西村 忠禧	銀行業務	H18/3月	27,307	602	370	886	48	96	47	連結
株式会社関西アーバン銀行	T11/7月	伊藤 忠彦	銀行業務	H18/3月	26,273	2,206	243	893	371	156	87	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H18/3月	303	234	148	47	-	5	6	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H18/3月	3,258	555	-	48	114	△ 6	△ 0	連結
SMBC信用保証株式会社	S51/7月	大森 右策	信用保証業務	H18/3月	94,454	-	-	1,336	-	184	184	連結
さくらカード株式会社	S58/2月	海野 隆雄	クレジットカード業務	H18/3月	1,855	343	155	178	122	26	16	連結
SMBCコンサルティング株式会社	S56/5月	佐野 利勝	経営相談業務・会員事業	H18/3月	53	-	-	30	18	9	5	連結
SMBCファイナンスサービス株式会社	S47/12月	宮内 憲吾	融資業務、ファクタリング業務、集金代行業務	H18/3月	5,783	1,968	1,941	823	-	104	87	連結
四谷管理株式会社(旧SMBC抵当証券株式会社)	S58/10月	池田 靖	(清算手続中)	H18/3月	56	470	470	△ 415	0	52	56	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務、コンサルティング業務	H18/3月	9	-	-	8	-	7	7	連結
SMBCフレンド証券株式会社	S23/3月	玉置 勝彦	証券業務	H18/3月	2,913	-	-	1,417	408	315	185	連結
株式会社さくらケーシーエス	S44/3月	小川 惠三	システム開発・情報処理業務	H18/3月	172	1	1	115	18	9	△ 17	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H18/3月	139	7	7	85	22	8	8	連結
グローバルファクタリング株式会社	H4/12月	西島 新平	ファクタリング業務	H18/3月	4,423	3,433	3,433	△ 0	-	△ 1	△ 1	連結
プロミス株式会社	S37/3月	神内 博喜	消費者金融業務	H18/3月	15,983	7,636	617	7,547	1,968	677	410	持分法
アットローン株式会社	H12/6月	下志万 正明	個人向けローン業務	H18/3月	1,369	1,040	1,040	130	267	△ 49	△ 92	持分法
株式会社クオークローン	S50/7月	鈴木 秀一	消費者金融業務	H18/3月	1,223	778	18	378	-	45	24	持分法
エヌ・アイ・エフSMBCベンチャーズ株式会社	S58/10月	山村 信一	ベンチャーキャピタル業務	H18/3月	760	347	147	375	268	68	67	持分法
三井住友アセットマネジメント株式会社	H14/12月	井上 恵介	投資顧問業務、投資信託委託業務	H18/3月	272	-	-	183	34	50	31	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	山田 冨重	確定拠出年金の運営管理業務	H18/3月	10	-	-	8	4	△ 2	△ 5	持分法
株式会社クオーク	S53/4月	仁瓶 眞平	個品割賦あっせん・総合割賦あっせん業務	H18/3月	9,341	4,859	896	488	29	63	25	持分法
【三井住友銀リース】												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H18/3月	2,500	2,008	132	141	-	36	18	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H18/3月	187	146	25	24	-	6	4	連結
有限会社スペース・サービス	H10/2月	川勝 一朗	リース業務	H18/3月	50	39	28	0	-	0	0	連結
エス・ビー・エル・パートナーズ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H17/12月	169	162	162	0	-	0	△ 0	連結
北国総合リース株式会社	S49/4月	北上 徹秀	リース業務	H18/3月	405	337	8	35	1	7	5	持分法
山陰総合リース株式会社	S50/4月	吉原 賢郎	リース業務	H18/3月	463	337	25	61	2	10	6	持分法
三重銀総合リース株式会社	S54/8月	瀬古 清夫	リース業務	H18/3月	128	103	4	17	1	2	1	持分法
【大和証券エスエムビーシー】												
大和証券エスエムビーシープリンシパル・インベストメンツ株式会社	H10/12月	渡辺 秀雄	投融資業務	H18/3月	3,323	2,867	250	331	-	151	90	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算(注3)	総資産	借入金(注4)	うち当社等分(注5,6)	資本勘定	うち当社等出資分(注6)	経常利益	当期利益	連結又は持分法の別(注7)
【三井住友銀行】													
欧州三井住友銀行	H15/3月	東 俊太郎	銀行業務	US$	H18/3月	13,471	813	2,550	1,782	1,700	97	70	連結
マニュファクチャラーズ銀行	S49/11月	堤 義則	商業銀行業務	US$	H17/12月	1,686	196	1	227	283	23	18	連結
カナダ三井住友銀行	H13/4月	金田 南	商業銀行業務	CAN$	H18/1月	1,787	71	71	164	122	14	9	連結
ブラジル三井住友銀行	S33/10月	窪田敏朗	商業銀行業務	R$	H17/12月	741	90	47	265	302	△ 39	△ 39	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	銀行業務	RPIAH	H17/12月	6,056	737	2,184	1,262	982	237	157	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H17/12月	1,502	199	279	730	690	43	8	連結
SMBCキャピタル・マーケット会社	S61/12月	藤澤 哲史	スワップ関連業務・投融資業務	US$	H17/12月	3,875	123	1,398	919	609	36	40	連結
英国SMBCキャピタル・マーケット会社	H7/4月	藤澤 哲史	スワップ関連業務	US$	H17/12月	2,047	103	309	361	300	21	16	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	投融資業務	A$	H18/3月	3,216	2,493	2,786	182	159	28	19	連結
SMBCセキュリティーズ会社	H2/8月	鶴岡 賢一	証券業務	US$	H17/12月	173	125	25	46	40	7	4	連結
SMBC MVI SPC	H16/9月	小川 晋	投融資業務	US$	H18/3月	434	376	376	50	45	6	6	連結
SMBC DIP Limited	H17/3月	小川 晋	投融資業務	US$	H18/3月	30	15	32	1	1	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	國部 毅	金融業務	US$	H17/12月	345	344	346	0	0	0	0	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	國部 毅	金融業務	US$	H17/12月	1,873	1,856	1,680	1	0	△ 0	△ 0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Pravidhya Suvaruchiphorn	リース業務	TBAH	H17/12月	3,353	2,725	265	256	6	57	40	持分法
SBCS カンパニー リミテッド	H1/3月	中嶌 知良	出資、コンサルティング業務	TBAH	H17/12月	524	250	250	266	14	74	44	持分法
PROMISE(HONG KONG) CO.,LIMITED	H4/2月	小山 彰二	消費者金融業務	HK$	H17/12月	1,398	530	100	840	-	326	271	持分法
【三井住友銀リース】													
SMBC Leasing (Singapore) Pte. Ltd.	S55/5月	鳥羽 宏彦	リース業務	S$	H17/12月	175	160	110	4	-	1	0	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	諸富 隆文	リース業務	HK$	H17/12月	561	490	356	57	-	2	2	連結
SMBC Leasing (Guangzhou)Co.,Ltd	H8/9月	石井 潤平	リース業務	RMB¥	H17/12月	286	122	122	160	-	4	4	連結
SMBC Leasing (Thailand) Co. , Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H17/12月	4,485	2,494	2,211	213	-	52	35	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	酒井 淳	リース業務	RM	H17/12月	133	110	60	9	-	2	2	連結
SMBC Hire Purchase (Malaysia)Sdn.Bhd.	H17/11月	酒井 淳	リース業務	RM	H18/3月	0	-	39	-	-	0	0	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H17/12月	24	180	111	△ 162	0	△ 13	△ 13	連結
【大和証券エスエムビーシー】													
Daiwa Securities SMBC Hong Kong Limited	S45/12月	松本 哲	証券業務	US$	H18/3月	675	25	20	100	-	18	18	持分法
大和國泰證券份股有限公司	H11/1月	張 志良	証券業務	NT$	H18/3月	3,532	200	200	2,866	-	232	229	持分法

(注1) H18/3月期三井住友フィナンシャルグループの連結決算において対象とされた子会社・関連会社のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額(保証も含む)が1億円超の会社及び主な関係会社について記載しております。
海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。
(注2) H18/3月末における代表者を記載しております。
(注3) 連結決算に使用した個別財務諸表の(仮)決算日を記載しております。
(注4) 社債・コマーシャルペーパーを含んでおります。
(注5) 借入金のうち、当社等分は保証の額を含んでおります。
(注6) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。
(注7) 三井住友フィナンシャルグループの連結決算を基準としております。
(注8) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し及びグループ戦略上の位置付けについて別紙に記載しております。
(注9) 連結範囲の異動については以下の通りであります。
[連結子会社]
1.日綜(上海)信息系統有限公司他19社は新規設立等により、当連結会計年度から連結子会社としております。
2.わかしおオフィスサービス株式会社他12社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。
3.エスエムエルシー・ケンタウルス有限会社他11社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
[持分法適用会社]
1.SBL Holdings Limitedは清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。
2.旧エヌ・アイ・エフベンチャーズ株式会社(エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更)他14社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。
3.P.T.Perjahl Leasing Indonesia他3社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。

（注8）の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
株式会社ジャパンネット銀行	H19/3期黒字化	インターネット専業銀行
SMBC信用保証株式会社	H18/3期には単年度黒字化、今後も黒字が継続する見通し。	三井住友銀行の住宅ローン保証子会社
四谷管理株式会社 (旧SMBC抵当証券株式会社)	清算手続中	-
株式会社さくらケーシーエス	H19/3期黒字化	システム開発・情報処理業務子会社
グローバルファクタリング株式会社	H19/3期黒字化	ファクタリング業務子会社
アットローン株式会社	H19/3期収支均衡	個人向けローン専業会社
ジャパン・ペンション・ナビゲーター株式会社	確定拠出年金マーケットの急成長を背景に業績は改善傾向にあるが、赤字基調からの脱却にはまだ時間がかかる見込み。	確定拠出年金業務遂行のための中核会社
有限会社スペース・サービス	H18/9期黒字化、繰損解消見込み。	三井住友銀リースの特定目的子会社
エス・ビー・エル・パートナーズ有限会社	H18/12期黒字化	三井住友銀リースの特定目的子会社
ブラジル三井住友銀行	H18/12期経常黒字化	中南米唯一の拠点として、グローバル日系企業、非日系マルチナショナル企業宛貸金を主たる業務とする銀行子会社
SMBCインターナショナル・ファイナンス・エヌ・ブイ	収支均衡	三井住友銀行の自己資本拡充を目的に設立、三井住友銀行劣後保証付社債を発行。
SMBC Leasing (Singapore) Pte. Ltd.	H18/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	H18/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Guangzhou)Co.,Ltd	H18/12期黒字確保	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算手続中	三井住友銀リースの海外現地法人

(図表 8)経営諸会議・委員会の状況 [三井住友フィナンシャルグループ]

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月1回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
監査委員会(取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、監査部担当役員、社外取締役	監査部	四半期に1回、必要に応じ開催	グループ全体の内部監査方針および体制に関する事項等の審議
リスク管理委員会(取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、総務部担当役員、リスク統括部担当役員、企画部担当役員、社外取締役	総務部	必要に応じ開催	グループ全体のリスク管理およびコンプライアンスに関する事項のうち経営に重大な影響を与え得る異例な事項等の審議
人事委員会(取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議
報酬委員会(取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項の審議
グループ経営会議	取締役社長	取締役社長が指名する役員(三井住友銀行の役員を含む)、取締役会長、監査役	企画部	必要に応じ開催	グループ全体の業務執行、経営管理に関する事項等の討議・決定
内部監査会議(グループ経営会議の一部を構成する会議)	取締役社長	グループ経営会議を構成する役員、監査部長、その他取締役社長が指名する者	監査部	四半期に1回、必要に応じ開催	グループ全体の内部監査方針および体制に関する事項等の討議・決定
システム戦略会議(グループ経営会議の一部を構成する会議)	取締役社長	グループ経営会議を構成する役員、IT企画部長、企画部長、グループ事業部長、その他取締役社長が指名する者	IT企画部 企画部	半期に1回	グループ全体の情報システムに関する投資計画、開発優先順位付けに関する事項等の討議・決定
グループ戦略会議	取締役社長	取締役社長が指名する者	企画部	原則四半期に1回	グループ各社の期初業務計画および同計画の進捗状況に関する意見交換、協議、報告
コンプライアンス委員会	総務部担当役員	総務部長、企画部長、グループ事業部長、コンシューマービジネス統括部長、インベストメント・バンキング統括部長、IT企画部長、人事部長、監査部長、その他委員長が指名する者	総務部	必要に応じ開催	グループ全体のコンプライアンス強化および企業倫理確立のために必要な諸施策の協議
グループCSR委員会	企画部担当役員	企画部長、SMBC広報部社会貢献室長、三井住友カード企画部長、三井住友銀リース企画部長、日本総合研究所企画部長、日本総合研究所創発センター所長(アドバイザー)、その他委員長が指名する者	企画部	原則年1回	社会貢献、環境活動を含む、グループ全体のCSR活動に関する事項の協議
情報開示委員会	財務部担当役員	広報部長、企画部長、財務部長、総務部長、その他委員長が指名する者	財務部	必要に応じ開催	情報開示に係る内容の適正性ならびに内部統制の有効性および改善策に関する事項の協議
監査役会	監査役会招集者である監査役	監査役(社外監査役含む)	—	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法、その他の監査役の職務執行に関する事項の討議・決定

(図表 8)経営諸会議・委員会の状況 [三井住友銀行]

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月 1 回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
経営会議	頭取	頭取が指名する執行役員、取締役会長、監査役	経営企画部	必要に応じ開催	業務執行、経営管理に関する事項等の討議・決定
市場リスク会議(経営会議の一部を構成する会議)	頭取	経営会議を構成する役員、統合リスク管理部長、市場営業部門各部長、経営企画部長、業務監査部長、その他頭取が指名する者	統合リスク管理部、市場営業統括部	原則四半期に1 回	市場リスク(含む流動性リスク)管理の基本方針、市場リスク関連極度の設定に関する事項等の討議・決定
信用リスク会議(経営会議の一部を構成する会議)	頭取	経営会議を構成する役員、融資企画部長、統合リスク管理部長、経営企画部長、資産監査部長、信用リスクマネジメント部長、その他頭取の指名する者	融資企画部	必要に応じ開催	信用リスク管理の基本方針、自己査定基準・償却・引当基準に関する事項等の討議・決定
システム戦略会議(経営会議の一部を構成する会議)	頭取	経営会議を構成する役員、情報システム企画部長、経営企画部長、事務統括部長、その他頭取の指名する者	情報システム企画部、経営企画部	半期に 1 回	情報システムに関する投資計画、開発優先順位付けに関する事項等の討議・決定
職務評価会議(経営会議の一部を構成する会議)	頭取	経営会議を構成する役員、人事部長、経営企画部長、その他頭取の指名する者	人事部	必要に応じ開催	経営に大きな影響を与える職務についての評価に関する事項等の討議・決定
内部監査会議(経営会議の一部を構成する会議)	頭取	経営会議を構成する役員、業務監査部長、資産監査部長、その他頭取が指名する者	業務監査部、資産監査部	原則四半期に1回	当行グループ全体の内部監査方針および体制に関する事項等の討議・決定
ALM委員会	統合リスク管理部担当役員、市場営業部門統括責任役員	経営企画部担当役員、市場営業部門各部長、統合リスク管理部長、経営企画部長、財務企画部長、業務監査部長、国際統括部長、その他頭取が指名する者	統合リスク管理部、市場営業統括部	原則月 1 回、但し市場リスク会議開催月は同会議にて審議を行う。	ALM運営にかかわる事項、ALMオペレーション方針等の審議、ALMオペレーション実績等の報告
信用リスク委員会	融資企画部担当役員	資産監査部担当役員、企業調査部担当役員、融資企画部長、資産監査部長、企業調査部長、信用リスクマネジメント部長、その他委員長が指名する者	融資企画部	原則年 4 回	大口集中リスク先について、審査部策定の与信方針の協議・検証、与信ポートフォリオ上の課題に関する協議等
オペレーショナルリスク委員会	総務部担当役員	経営企画部担当役員、統合リスク管理部担当役員、総務部長、経営企画部長、統合リスク管理部長、事務統括部長、情報システム企画部長、各業務部門統括部長、その他委員長が指名する者	総務部	原則年 2 回	オペレーショナルリスクに関する情報についての報告およびオペレーショナルリスクの削減のために必要な諸施策の協議
コンプライアンス委員会	総務部担当役員	総務部長、経営企画部長、関連事業部長、融資企画部長、人事部長、品質管理部長、情報システム企画部長、事務統括部長、業務監査部長、各業務部門統括部長、その他委員長が指名する者	総務部	必要に応じ開催	コンプライアンス強化および企業倫理確立のために必要な諸施策の協議
CS・品質向上委員会	頭取	会長、経営会議を構成する役員、SMFGのグループ経営会議役員のうちSMFG専任の役員、その他委員長が指名する者	品質管理部	必要に応じ開催	顧客満足度および商品・サービス品質の向上に必要な諸施策の協議

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
人権啓発推進委員会	人事部担当役員	人事部長、経営企画部長、総務部長、品質管理部長、事務統括部長、各業務部門統括部長、その他委員長が指名する者	人事部	原則年1回	人権啓発に関する推進の基本方針を確立し、同和問題・人権問題の研修を立案、実施
CSR委員会	経営企画部担当役員	広報部長、経営企画部長、融資企画部長、総務部長、人事部長、品質管理部長、その他委員長が指名する者	経営企画部	原則年1回	社会貢献、環境活動を含む、当行グループのCSR活動に関する事項等の協議
情報開示委員会	財務企画部担当役員	広報部長、経営企画部長、財務企画部長、総務部長、その他委員長が指名する者	財務企画部	必要に応じ開催	情報開示に関する適正性、内部統制の有効性・改善策の、横断的・統一的な協議・検証
COI委員会	総務部担当役員	経営企画部担当役員、統合リスク管理部担当役員、融資企画部担当役員、その他委員長が指名する者	総務部	必要に応じ開催	取引先間で利害対立事象等が発生、または発生の懸念がある際、当行の利益相反行為の防止のため、当該取引先に関する案件の対応方針について協議
国内法人業務委員会	頭取	法人部門統括責任役員、企業金融部門統括責任役員、投資銀行部門統括責任役員、コーポレート・アドバイザリー本部長、その他委員長が指名する者	法人企業統括部	必要に応じ開催	法人部門、企業金融部門、投資銀行部門の法人取引協働に関する事項等の協議
内外法人業務委員会	頭取	国際部門統括責任役員、法人部門統括責任役員、企業金融部門統括責任役員、投資銀行部門統括責任役員、コーポレート・アドバイザリー本部長、その他委員長が指名する者	国際統括部	必要に応じ開催	国際部門、法人部門、企業金融部門、投資銀行部門の法人取引協働に関する事項等の協議
業務管理委員会	外部有識者	社外取締役、外部有識者、経営企画部担当役員、総務部担当役員、品質管理部担当役員、SMFGグループ業務管理室長、その他委員長が指名する者	経営企画部SMFGグループ業務管理室	原則年4回	コンプライアンス、CSに関するモニタリングに関する事項を審議
監査役会	監査役会の招集者である監査役	監査役（社外監査役含む）	—	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法、その他の監査役の職務執行に関する事項の討議・決定

(図表9)担当業務別役員名一覧　　　　　　　　　　　　　　　　　　　　　　　　　(2006年7月13日時点)

[三井住友フィナンシャルグループ]

担当部	担当役員
広報部	種 橋 取 締 役
企画部	種 橋 取 締 役
財務部	種 橋 取 締 役
グループ事業部	種 橋 取 締 役
ｺﾝｼｭｰﾏｰﾋﾞｼﾞﾈｽ統括部	遠 藤 取 締 役
ｲﾝﾍﾞｽﾄﾒﾝﾄ・ﾊﾞﾝｷﾝｸﾞ統括部	相京専務執行役員
IT企画部	津末専務執行役員
総務部	平 澤 取 締 役
人事部	平 澤 取 締 役
リスク統括部	平 澤 取 締 役
グループ業務管理室	西山取締役副社長
監査部	西山取締役副社長

[三井住友銀行]

担当部門・部			担当役員・統括責任役員
本社部門	コーポレートスタッフ部門	広報部	種橋取締役兼専務執行役員
		経営企画部	種橋取締役兼専務執行役員
		財務企画部	種橋取締役兼専務執行役員
		関連事業部	種橋取締役兼専務執行役員
		統合リスク管理部	津末取締役兼専務執行役員
		融資企画部・信用リスクマネジメント部	津末取締役兼専務執行役員
		情報システム企画部	津末取締役兼専務執行役員
		人事部・人材開発部	平澤取締役兼副頭取執行役員
		品質管理部	尾野取締役兼専務執行役員
	コンプライアンス部門	総務部	平澤取締役兼副頭取執行役員
		法務部	平澤取締役兼副頭取執行役員
	コーポレートサービス部門	管理部	平澤取締役兼副頭取執行役員
		事務統括部・事務推進部	遠藤取締役兼専務執行役員
		企業調査部	平澤取締役兼副頭取執行役員
		融資管理部	北 村 常 務 執 行 役 員
		信託部	津末取締役兼専務執行役員
	業務監査部門	業務監査部	西 尾 常 務 執 行 役 員
		資産監査部	西 尾 常 務 執 行 役 員
業務部門	個人部門		遠藤取締役兼専務執行役員
	法人部門		中野取締役兼副頭取執行役員
	企業金融部門		矢作取締役兼副頭取執行役員
	国際部門		東取締役兼専務執行役員
	市場営業部門		東取締役兼専務執行役員
	投資銀行部門		相京取締役兼専務執行役員

(図表10)貸出金の推移[三井住友銀行]

(残高)

(億円)

		17/3月末 実績 (A)	18/3月末 計画 (B)	18/3月末 実績 (C)	備考	19/3月末 計画 (D)
国内貸出	インパクトローンを含むベース	468,278	477,278	475,534		473,534
	インパクトローンを除くベース	462,224	471,224	468,865		466,865
中小企業向け貸出(注)	インパクトローンを含むベース	172,963	170,463	165,003		161,703
	インパクトローンを除くベース	170,544	168,044	161,893		158,593
うち保証協会保証付貸出		14,795	12,795	13,568		12,568
個人向け貸出(事業用資金を除く)		136,475	143,475	142,446		145,446
うち住宅ローン		123,638	130,638	130,140		133,140
その他		158,840	163,340	168,085		166,385
海外貸出		32,398	33,398	43,042		43,542
合計		500,676	510,676	518,576		517,076

(注)中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出(個人に対する事業用資金を含む)を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

(増減額・実勢ベースを算出するうえで考慮すべき要因考慮後)

(億円)

		18/3月期 計画 (B)-(A)+(ア)	18/3月期 実績 (C)-(A)+(イ)	備考	19/3月期 計画 (D)-(C)+(ウ)
国内貸出	インパクトローンを含むベース	15,000	31,890		2,500
	インパクトローンを除くベース	15,000	31,275		2,500
中小企業向け貸出	インパクトローンを含むベース	500	6,941		100
	インパクトローンを除くベース	500	6,250		100

(実勢ベースを算出するうえで考慮すべき要因(インパクトローンを除くベース))

(億円、( )内はうち中小企業向け貸出)

	17年度中 計画 (ア)		17年度中 実績 (イ)		備考	18年度中 計画 (ウ)	
不良債権処理		( )	11,865	(7,287)			( )
貸出金償却(注1)		( )	2,363	(116)			( )
部分直接償却実施額(注2)		( )	798	(538)			( )
協定銀行等への資産売却額(注3)		( )	0	(0)			( )
上記以外への不良債権売却額		( )	5,301	(4,528)			( )
その他の処理額(注4)		( )	3,403	(2,105)			( )
債権流動化(注5)		( )	3,545	(714)			( )
私募債等(注6)		( )	9,224	(6,900)			( )
子会社等(注7)		( )	0	(0)			( )
計	6,000	(3,000)	24,634	(14,901)		4,500	(3,400)

(注1)無税化(法人税基本通達9－6－1、9－6－2、9－4－1、9－4－2)を事由とする直接償却額。
(注2)部分直接償却当期実施額。
(注3)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。
(注4)その他の不良債権処理による残高減少額。
(注5)主として正常債権の流動化額。
(注6)私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。
(注7)連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

(図表 12)リスク管理の状況[三井住友フィナンシャルグループ](18 年 3 月末時点)

種　類	現在の管理体制	当期における改善等の状況
信用リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会において、「信用リスク管理の基本方針」等の重要事項を決議。 ・グループ全体の信用リスク管理を統括する機能を有した「リスク統括部」を設置。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保	18年度の信用リスク管理の基本方針を策定（取締役会にて決議(18/3)）。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・内部格付体制の整備等、基本方針を踏まえた管理体制の整備。 ・グループ各社の信用リスク管理に係る規程・基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告（18/3）。 (三井住友銀行においては、大口集中リスク先に関する与信方針の協議・検証、与信ポートフォリオ上の課題に関する協議等を行う「信用リスク委員会」を設置)
市場リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会において、「市場リスク・流動性リスク管理の基本方針」等の重要事項を決議。 ・グループ全体の市場リスク管理を統括する機能を有した「リスク統括部」を設置。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	18年度の市場リスク・流動性リスク管理の基本方針を策定（取締役会にて決議(18/3)）。 グループ各社の18年度上期市場リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・グループ各社の市場リスク管理に係る規程・基本方針の体系・内容の整備。

種　類	現在の管理体制	当期における改善等の状況
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・ 重要性に応じた連結ベースでのリスク管理 ・ 自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・ リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・ コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・ 相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・ 内部監査部署によるリスク管理態勢の監査	グループ会社の連結ベースのリスク管理状況を取締役会に報告（18/3）。
流動性リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	18年度の市場リスク・流動性リスク管理の基本方針を策定（取締役会にて決議(18/3)）。
	[体制・リスク管理部署] ・ 取締役会において、「市場リスク・流動性リスク管理の基本方針」等の重要事項を決議。 ・ グループ全体の流動性リスク管理を統括する機能を有した「リスク統括部」を設置。 ・ グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	グループ各社の18年度上期流動性リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の流動性リスク管理に係る規程・基本方針の体系・内容の整備。
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・ 重要性に応じた連結ベースでのリスク管理の実施 ・ 資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定による定量的な管理やコンティンジェンシープランの策定等による管理 ・ コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・ 相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・ 内部監査部署によるリスク管理態勢の監査	グループ会社の連結ベースのリスク管理状況を取締役会に報告（18/3）。
オペレーショナルリスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」を踏まえ、オペレーショナルリスク管理規程を策定。これらの規程に基づき、「オペレーショナルリスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	グループ全体のオペレーショナルリスク管理を行うに際しての基本的事項を定めた最重要規程「オペレーショナルリスク管理規程」を策定。また、18年度の

種 類	現在の管理体制	当期における改善等の状況
	[体制・リスク管理部署] ・ 取締役会において、「オペレーショナルリスク管理の基本方針」等の重要事項を決議。 ・ グループ全体のオペレーショナルリスク管理を統括する機能を有した「総務部」が、リスク統括部と共に、網羅的、体系的な管理を実施。 ・ グループ各社は「オペレーショナルリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・ 業務とリスクの特性に応じて、重要なリスクの認識、評価、コントロール、モニタリングをするための効果的なフレームワークの整備 ・ 重要性に応じた連結ベースでのリスク管理 ・ リスクの顕在化に備えた事故処理態勢、緊急時態勢の整備 ・ 内部監査部署によるリスク管理態勢の監査	オペレーショナルリスク管理の基本方針を策定（取締役会にて決議(18/3)）。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ グループ各社のオペレーショナルリスク管理に係る規程・基本方針の体系・内容の整備。 ・ リスクアセスメント体制・内部損失データ収集体制等の整備。 （三井住友銀行では、オペレーショナルリスク委員会を設置し、半期に一度、オペレーショナルリスクの削減策等の協議を実施中） グループ会社の連結ベースのリスク管理状況を取締役会に報告（18/3）。
事務リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・ 取締役会において、「事務リスク管理の基本方針」等の重要事項を決議。 ・ グループ全体の事務リスク管理を統括する機能を有した「総務部」が、リスク統括部と共に、網羅的、体系的な管理を実施。 ・ グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・ リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施	18年度の事務リスク管理の基本方針を策定（取締役会にて決議(18/3)）。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の事務リスク管理に係る規程･基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(18/3)。

種 類	現在の管理体制	当期における改善等の状況
	「事務リスク統括」「事務規定の整備」「事務指導及び研修」「個別不祥事件・事務ミス・苦情等の処理」 ・ 内部管理の一環として実施する自店検査制度の整備 ・ アウトソーシングにおける事務リスク管理 ・ コンティンジェンシープランの策定等、緊急時対応の整備 ・ 重要性に応じた連結ベースでのリスク管理の実施	
システムリスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・ 取締役会において、「システムリスク管理の基本方針」等の重要事項を決議。 ・ グループ全体のシステムリスク管理を統括する機能を有した「ＩＴ企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・ グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・ 経営戦略の一環としてシステムを捉えるシステム戦略方針を策定 ・ システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案 ・ セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定 ・ 情報システムの特性に応じたセキュリティ対策の策定とその維持・管理 ・ システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定	18年度のシステムリスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議（18/3））。 17年度のシステムリスク管理状況を経営会議に報告。 グループ各社宛に基本方針を踏まえた管理体制整備を継続指導。 18年度のシステム戦略方針（グループシステム戦略会議にて決議(18/3)）に則った管理・運営を実施中。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(18/3)。
コンプライアンス(法務リスクを含む)	［規定・基本方針］ グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」を制定すると共に、取締役会決議を経た上で「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。	取締役会にて策定した17年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・ コンプライアンス委員会を開催（18/3）し、17年度コンプライアンス・プログラムの達成状況をフォローアップ。 ・ グループ全体のコンプライアンス体制を強化すべく、以下を実施。

種 類	現在の管理体制	当期における改善等の状況
	[体制・リスク管理部署] ・ 取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、コンプライアンスに関する重要事項の審議を実施。 ・ グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。 ・ グループ各社は、社会的責任に関する共通理念である「ビジネス・エシックス」や持株会社の「コンプライアンス・マニュアル」にて定められた「普遍的な原則や指針」に基づいて、自らの業務形態・リスクの状況等に応じた、自社のコンプライアンス体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施。 ・ グループ各社が毎年度策定するコンプライアンス・プログラムの策定・進捗状況に関する管理を実施し、取締役会に報告。 ・ グループ各社からの協議・報告を通じた管理の実施。 ・ 「法務リスク管理手続」に基づく管理の実施。 ・ グループ会社定例打合会や個別面談を通じた管理の実施。	－グループ会社定例打合会を開催。 －グループ会社に対するヒアリング等を通じて、グループ会社の体制整備状況のモニタリングを実施。 (三井住友銀行においては、独占禁止法遵守体制、並びに、金融犯罪への対応の強化を目的に、それぞれ、「独占禁止法モニタリング室」(17/12) 及び「金融犯罪対応室」(18/2) を新設)

(図表13)金融再生法開示債権の状況

(億円)

	17/3月末 実績(単体)	17/3月末 実績(連結)	18/3月末 実績(単体)	18/3月末 実績(連結)
破産更生債権及び これらに準ずる債権	4,483	4,810	1,645	2,501
危険債権	9,244	10,742	4,734	5,650
要管理債権	4,519	7,678	3,222	4,774
小計	18,246	23,230	9,601	12,925
正常債権	534,526	570,948	559,849	607,311
合計	552,772	594,178	569,450	620,236

(注)単体は三井住友銀行の計数を表示しております。

引当金の状況

(億円)

	17/3月末 実績(単体)	17/3月末 実績(連結)	18/3月末 実績(単体)	18/3月末 実績(連結)
一般貸倒引当金	4,176	6,336	5,725	7,426
個別貸倒引当金	5,676	6,361	2,415	2,905
特定海外債権引当勘定	39	39	24	24
貸倒引当金　計	9,891	12,736	8,164	10,355
債権売却損失引当金	—	—	—	—
特定債務者支援引当金	—	—	—	—
小　計	9,891	12,736	8,164	10,355
特別留保金	—	—	—	—
債権償却準備金	—	—	—	—
小　計	—	—	—	—
合　計	9,891	12,736	8,164	10,355

(注)単体は三井住友銀行の計数を表示しております。

(図表14)リスク管理債権情報

(億円、%)

	17/3月末 実績(単体)	17/3月末 実績(連結)	18/3月末 実績(単体)	18/3月末 実績(連結)
破綻先債権額(A)	460	683	409	593
延滞債権額(B)	12,380	13,990	5,511	7,144
3か月以上延滞債権額(C)	269	294	235	246
貸出条件緩和債権額(D)	4,250	7,307	2,987	4,449
①金利減免債権	544	614	271	307
②金利支払猶予債権	0	3	0	3
③経営支援先に対する債権	—	—	—	—
④元本返済猶予債権	3,634	6,610	2,716	4,132
⑤その他	72	80	—	7
合計(E)=(A)+(B)+(C)+(D)	17,359	22,274	9,142	12,432
部分直接償却	15,046	17,238	5,876	7,541
比率　(E)/総貸出	3.5%	4.1%	1.8%	2.2%

(注1)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。
(注2)単体は三井住友銀行の計数を表示しております。

(図表15)不良債権処理状況

[三井住友銀行(単体)]

(億円)

	17/3月期 実績	18/3月期 実績	19/3月期 見込み
不良債権処理損失額(A)	13,063	759	
個別貸倒引当金繰入額	4,741	158	
貸出金償却等(C)	8,360	617	
貸出金償却(注1)	6,058	△ 262	
協定銀行等への資産売却損(注2)	5	2	
その他債権売却損	1,375	794	
債権放棄損	922	83	
債権売却損失引当金繰入額	—	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 16	
一般貸倒引当金繰入額(B)	△ 3,515	1,550	
合計(A)+(B)	9,548	2,309	1,700

<参考>

貸倒引当金目的取崩による直接償却等(D)	4,436	12,753	—
グロス直接償却等(C)+(D)	12,796	13,370	—

[三井住友フィナンシャルグループ(連結)]

(億円)

	17/3月期 実績	18/3月期 実績	19/3月期 見込み
不良債権処理損失額(A)	13,980	1,819	
個別貸倒引当金繰入額	4,939	450	
貸出金償却等(C)	9,079	1,385	
貸出金償却(注1)	6,672	295	
協定銀行等への資産売却損(注2)	6	2	
その他債権売却損	1,479	1,005	
債権放棄損	922	83	
債権売却損失引当金繰入額	—	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 16	
一般貸倒引当金繰入額(B)	△ 2,012	1,201	
合計(A)+(B)	11,968	3,020	

<参考>

貸倒引当金目的取崩による直接償却等(D)	5,409	13,979	—
グロス直接償却等(C)+(D)	14,488	15,364	—

(注1)18/3月期より償却債権取立益を貸出金償却に含めて表示しております。

(注2)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

(図表17)倒産先一覧(18年3月期)[三井住友銀行(単体)]

(件、億円)

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	0	0	0	0
4B	5	22	2	14
4C	14	62	10	42
5A	15	54	14	38
5B	21	55	14	42
5C	31	57	35	60
6	20	52	25	61
7	78	958	82	200
8	22	150	32	610
9	18	3,007	47	3,909
格付なし	134	634	97	76
計	358	5,052	358	5,052

(注1) 「格付なし」には、個人、財務データ未登録の法人等を含む。

(注2) 小口(与信額50百万円未満)は除く。

(注3) 金額は与信ベースにて記載。

(参考) 金融再生法開示債権の状況　(億円)

	18年3月末実績
破産更生債権及びこれらに準ずる債権	1,645
危険債権	4,734
要管理債権	3,222
正常債権	559,849
総与信残高	569,450

(図表18)評価損益総括表(18年3月末)[三井住友銀行(単体)]

有価証券

(億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	12,361	△ 308	6	314
	債券	12,264	△ 311	3	314
	株式	−	−	−	−
	その他	97	＋ 3	3	−
	金銭の信託(注1)	−	−	−	−
子会社等	有価証券(注1, 2)	15,288	＋ 2,676	2,703	27
	債券	−	−	−	−
	株式	6,163	＋ 2,676	2,703	27
	その他	9,125	−	−	−
	金銭の信託(注1)	−	−	−	−
その他	有価証券(注1, 2)	225,204	＋ 13,163	16,957	3,794
	債券	141,746	△ 2,822	8	2,830
	株式	38,416	＋ 16,324	16,499	175
	その他	45,042	△ 339	450	789
	金銭の信託(注1)	29	＋ 2	2	−

その他

(億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,033	2,890	△ 143	150	293
その他不動産	−	−	−	−	−
その他資産	−	−	−	−	−

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。

(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の商品投資受益権を含んでおります。

(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を10年3月及び14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成18年3月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(18年3月末)[三井住友フィナンシャルグループ(連結)]

有価証券

(億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	12,504	△ 308	6	314
	債券	12,267	△ 311	3	314
	株式	—	—	—	—
	その他	237	+ 3	3	—
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	4,987	+ 973	999	26
	債券	—	—	—	—
	株式	4,920	+ 973	999	26
	その他	67	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	238,433	+ 13,734	17,712	3,978
	債券	149,054	△ 2,972	10	2,982
	株式	40,086	+ 17,027	17,221	194
	その他	49,293	△ 321	481	802
	金銭の信託(注1)	29	+ 2	2	—

その他

(億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,063	2,910	△ 153	150	303
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。

(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中の商品投資受益権等を含んでおります。

(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を10年3月、11年3月及び14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成18年3月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表[三井住友フィナンシャルグループ(連結)]

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	17/3月末	18/3月末	17/3月末	18/3月末
金融先物取引	1,261,025	1,264,336	—	—
金利スワップ	2,833,429	3,140,819	36,258	42,080
通貨スワップ	180,984	203,948	14,402	12,904
先物外国為替取引	401,947	451,799	9,361	10,604
金利オプションの買い	56,356	75,097	740	696
通貨オプションの買い	25,649	32,544	1,818	1,708
その他の金融派生商品	211,865	230,921	1,340	2,259
一括ネッティング契約による与信相当額削除効果	—	—	△ 31,362	△ 39,854
合　計	4,971,255	5,399,464	32,556	30,397

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(図表20) 信用力別構成 (18年3月末時点) [三井住友銀行 (単体)]

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他 (注2)	合計
信用リスク相当額 (与信相当額)	1,804	0	33	1,837
信用コスト	1	0	1	2
信用リスク量	6	0	1	7

(注1) 市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。
(注2) 外部格付を取得していない先。

（別　紙）

計画計数と実績値との乖離に関する説明

［三井住友フィナンシャルグループ］

(図表1-1単体) ※1　資本金（計画比＋682億円）、資本準備金（計画比＋682億円）、その他資本剰余金（計画比＋1,849億円）、自己株式（計画比＋2,656億円）：
本年１月から２月にかけて実施した資本調達が主因であります。

［三井住友銀行］

(図表1-1単体) ※1　その他有価証券評価差額金（計画比＋4,605億円）：
計画策定の前提に比べ、株価が大幅に上昇したことに因るものであります。

(図表1-1単体) ※2　特定取引利益（計画比▲1,130億円）、その他業務利益（計画比＋752億円）：
特定取引利益が計画を下回る一方、その他業務利益が計画を上回りましたのは、外貨建特定取引（通貨スワップ等）とリスクヘッジのために行う外国為替取引の損益が、財務会計上は「特定取引利益」と「その他業務利益（外国為替売買損益）」に区分して経理されるために入り繰りが発生しております。

(図表1-1単体) ※3　株式等関係損益（計画比＋355億円）：
計画策定の前提に比べ、株価が大幅に上昇したことに因るものであります。

(図表1-1単体) ※4　特別損益（計画比＋357億円）：
償却債権取立益が306億円発生したことが主因であります。なお、18年3月期より償却債権取立益を与信関係費用に含めており、その結果18年3月期の与信関係費用は2,309億円となっております。

(図表1-1単体) ※5　税引後当期利益（計画比＋1,695億円）：
与信関係費用や税務コストが下振れした一方で、株式等関係損益が上振れしたこと等に因るものであります。

(図表1-1単体) ※6　資金運用利回（計画比＋0.14％）、預金利回（計画比＋0.15％）：
米ドル金利が上昇したこと等に伴い、運用利回り及び調達利回りが上昇したものであります。

(図表1-1単体) ※7　ＲＯＥ（計画比▲2.77％）：
その他有価証券評価差額金の増加等により資本勘定が上振れしたことに因るものであります。

(図表6) ※1　物件費（18年3月期計画349,900百万円対比6,303百万円超過）：
除く機械化関連費用（18年3月期計画267,900百万円対比8,799百万円超過）：
18年3月末の為替相場（117.48円）が計画の前提（105.00円）に比べ、円安になった影響に加え、「支店サービス拠点」の一部事務処理人員のアウトソースに伴い業務委託費が増加したこと等に因るものであります。

以　上

(English Translation)

Progress Report on the Plan for Strengthening the Financial Base

(Selected tables from the original Japanese report)

August 2006

Sumitomo Mitsui Financial Group, Inc.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group]

Holding company established in December 2002

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)	
Total assets	3,360.6	3,478.4	3,680.0	3,763.2	
Loans and bills discounted	40.0	40.0	0.7	0.4	
Securities	3,250.0	3,368.2	3,600.0	3,604.2	
Total liabilities	231.9	332.8	370.0	379.7	
Total stockholders' equity	3,172.7	3,319.6	3,345.1	3,935.4	
Capital stock	1,247.7	1,352.7	1,352.7	1,420.9	
Capital reserve	1,247.8	1,352.8	1,352.8	1,421.0	#1
Other capital surplus	499.5	499.5	499.5	684.4	
Earned surplus reserve	-	-	-	-	
Retained earnings*	178.7	384.5	410.1	413.5	
Treasury stock	(1.0)	(269.9)	(270.0)	(4.4)	#1
(Income)				(Billions of yen)	
Ordinary profit	51.2	253.4	48.0	48.2	
Dividends on investments in subsidiaries and affiliates	47.3	251.7	46.4	46.4	
Expenses	3.0	2.6	2.8	3.2	
Personnel expenses	1.7	1.2	1.3	1.4	
Non-personnel expenses	1.3	1.4	1.4	1.6	
Extraordinary gains	-	-	25.0	27.6	
Extraordinary losses	-	-	-	-	
Income before income taxes	51.2	253.4	73.0	75.8	
Income taxes, current	0.0	(0.3)	3.0	0.0	
Income taxes, deferred	0.7	1.5		2.4	
Net income	50.5	252.2	70.0	73.4	
(Dividend)				(Billions of yen, yen, %)	
Distributable profit	677.3	614.1	639.6	1,093.5	
Dividend (including interim dividend)	46.4	44.4	46.4	48.0	
Dividend of common stock	17.4	17.6	20.7	22.3	
Dividend of preferred stock <public funds>	14.5	12.7	12.7	12.7	
Dividend of preferred stock <others>	14.5	14.1	13.0	13.0	
Dividend per share (common stock) (yen)	3,000	3,000	3,000	3,000	
Dividend per share (Type 1 preferred stock) (yen)	10,500	10,500	10,500	10,500	
Dividend per share (Type 2 preferred stock) (yen)	28,500	28,500	28,500	28,500	
Dividend per share (Type 3 preferred stock) (yen)	13,700	13,700	13,700	13,700	
Dividend per share (Type 4 preferred stock 1st to 12th Series) (yen)	135,000	135,000	135,000	135,000	
Dividend per share (Type 4 preferred stock 13th Series) (yen)	67,500	67,500	-	-	
Dividend per share (Type 6 preferred stock 1st Series) (yen)	-	728	88,500	88,500	
Dividend rate (preferred stock <public funds>)	1.11	1.15	1.15	1.15	
Dividend rate (preferred stock <others>)	2.93	2.96	3.59	3.59	
Payout ratio	80.97	7.81	46.77	46.64	
(Financial indicators)					
ROE (Net income / Stockholders' equity <average balance>)	1.59	7.77	2.09	2.02	
ROA (Net income / Total assets <average balance>)	1.50	7.25	1.90	1.95	

*Retained earnings excluding Earned surplus reserve.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)	
Total assets	94,506.6	96,029.8	92,600.0	98,447.2	
Loans and bills discounted	54,244.9	50,808.9	50,400.0	51,150.7	
Securities	23,815.1	23,703.0	23,400.0	22,163.1	
Trading assets	2,993.7	5,128.8	3,400.0	5,874.7	
Deferred tax assets <term-end balance>	1,590.5	1,502.2	1,330.0	976.2	
Total liabilities	92,362.4	93,844.9	89,800.0	96,176.6	
Deposits, NCD	62,553.4	65,227.6	66,500.0	67,640.9	
Bonds	-	-	-	-	
Trading liabilities	1,842.5	4,006.4	1,700.0	4,591.6	
Deferred tax liabilities <term-end balance>	-	-	-	-	
Deferred tax liabilities for Land revaluation <term-end balance>	55.5	90.0	50.0	49.4	
Total stockholders' equity	2,870.9	2,752.7	3,004.4	3,634.7	
Capital stock	560.0	665.0	665.0	665.0	
Capital reserve	879.7	1,009.9	665.0	665.0	
Other capital surplus	357.6	357.6	702.5	702.5	
Earned surplus reserve	-	-	-	-	
Retained earnings*1	676.1	291.3	624.9	794.0	
Land revaluation excess	81.1	42.3	24.0	24.7	
Net unrealized gains (losses) on other securities	316.4	386.6	323.0	783.5	#1
Treasury stock	-	-	-	-	
(Income)				(Billions of yen)	
Gross banking profit	1,584.1	1,522.9	1,545.0	1,552.1	
Interest income	1,392.3	1,318.7	945.0	1,426.6	
Interest expenses	305.3	346.2		472.0	
Net fees and commissions	226.9	300.7	340.0	375.3	
Net trading income	280.7	131.6	125.0	12.0	#2
Net other operating income (loss)	(10.5)	118.1	135.0	210.2	
Gains (losses) on bonds	22.7	(21.6)	-	(10.3)	
Banking profit (before provision for general reserve for possible loan losses)	1,000.1	940.5	950.0	965.6	
Banking profit	1,000.1	1,292.0	950.0	810.6	
Provision for general reserve for possible loan losses	-	(351.5)	-	155.0	
Expenses	584.0	582.4	595.0	586.5	
Personnel expenses	221.3	204.1	206.0	192.3	
Non-personnel expenses	332.2	341.5	354.0	360.8	
Credit related costs*2	869.2	1,306.3	300.0	106.5	
Gains (losses) on stocks	103.9	(118.7)	(10.0)	25.5	#3
Losses on devaluation of stocks	10.7	227.6		31.2	
Ordinary profit (loss)	185.1	(71.7)	610.0	720.9	
Extraordinary gains*2	166.8	1.6	(10.0)	34.7	#4
Extraordinary losses	33.1	30.0		9.0	
Income taxes, current	12.7	(1.8)	250.0	13.5	
Income taxes, deferred	5.0	38.5		213.6	
Net income (loss)	301.1	(136.8)	350.0	519.5	#5
(Dividend)				(Billions of yen)	
Distributable profit	793.0	442.4	1,120.9	1,386.1	
Dividend (including interim dividend)					
Dividend of common stock					
Dividend of preferred stock <public funds>					
Dividend of preferred stock <others>					
Dividend per share (common stock) (yen)					
Dividend rate (preferred stock <public funds>)					
Dividend rate (preferred stock <others>)					
Payout ratio					

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
(Financial indicator)					(%)
Yield on interest earning assets (A)	1.71	1.66	1.66	1.80	#6
Interest earned on loans (B)	1.79	1.85	1.82	1.95	
Interest earned on securities	1.04	1.10	1.17	1.43	
Total cost of funding (including expenses) (C)	1.07	1.12	1.17	1.27	
Interest paid on deposits (including NCD) (D)	0.14	0.16	0.19	0.34	#6
Expense ratio (E)	0.93	0.89	0.89	0.86	
Personnel expense ratio	0.35	0.31	0.30	0.28	
Non-personnel expense ratio	0.52	0.52	0.53	0.53	
Overall interest spread (A) - (C)	0.64	0.53	0.49	0.53	
Interest spread (B) - (D) - (E)	0.72	0.79	0.74	0.73	
Non-interest income ratio	14.32	19.74	22.00	24.18	
OHR (Expenses / Gross banking profit)	36.86	38.24	38.51	37.78	
ROE*3	38.83	33.44	33.00	30.23	#7
ROA*4	1.12	1.04	1.09	1.04	
Modified core banking profit ROA*5	1.08	1.03		1.03	

*1 Figures are sum of Voluntary reserves and Unappropriated retained earnings.

*2 For FY03, Extraordinary gains include JPY 65.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold.
Accordingly, Total credit cost for FY03 (Credit related costs + Reversal of loan loss reserves + Reversal of reserve for losses on loans sold) was JPY 803.4 billion.

*3 Banking profit before provision for general reserve for possible loan losses / Stockholders' equity <average balance>

*4 Banking profit (before provision for general reserve for possible loan losses) / (Total assets - Customers' liabilities for acceptances and guarantees) <average balan

*5 [Banking profit (before provision for general reserve for possible loan losses) - Gains (losses) on bonds - Dividend income fr subsidiaries, etc.] / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)
Total assets	96,902.8	98,520.0	95,200.0	101,057.8
Total liabilities	94,488.6	96,040.2	92,040.0	98,448.6
Total stockholders' equity	3,148.5	3,065.0	3,393.2	3,999.8
Capital stock	662.6	767.6	791.6	791.6
Capital reserve	961.2	1,091.4	770.4	770.4
Other capital surplus	399.0	399.0	743.9	702.5
Earned surplus reserve	1.0	1.0	1.0	1.0
Retained earnings*1	718.2	364.7	727.3	896.0
Land revaluation excess	81.1	42.3	24.0	24.7
Net unrealized gains (losses) on other securities	325.3	399.0	335.0	813.5
Treasury stock	-	-	-	-
(Income)				(Billions of yen)
Total net business profits*2	1,049.6	998.0	1,012.6	1,028.9
Ordinary profit (loss)	225.9	(22.1)	666.8	780.5
Extraordinary gains (losses)	134.4	(23.2)	(10.8)	30.0
Income taxes, current Income taxes, deferred	36.2	57.8	273.0	251.9
Net income (loss)	324.2	(103.1)	383.0	558.7
(Dividend)				(Billions of yen, %)
Distributable profit*3	1,553.8	1,171.4	1,869.8	2,563.3
Payout ratio (for Common stock of the holding company)	5.89	-	5.79	4.18
(Financial indicator)				(%)
ROE (Total net business profits / Stockholders' equity <average balance>)	36.74	32.12	31.35	29.13
ROA (Total net business profits / Total assets <average balance>)	1.08	1.01	1.06	1.02

*1 Retained earnings excluding Earned surplus reserve.

*2 Figures are sum of Banking profit of Sumitomo Mitsui Banking Corporation and Operating profit of other three companies.

*3 Includes distributable profit of the holding company. Distributable profits of Sumitomo Mitsui Card Company, Ltd. are included in the figures according to the ownership ratio.

(Reference) Retained Earnings [Sumitomo Mitsui Financial Group, Inc. + Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY04 Actual	FY05 Plan	FY05 Actual
Retained earnings*	1,648.8	2,347.2	2,678.8
Other capital surplus	898.5	1,229.3	1,386.9

* Sum of Retained earnings of Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd. (Retained earnings of Sumitomo Mitsui Card Company, Ltd. are included in the figures according to the ownership ratio)

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

(Scale)<term-end balance> (Billions of yen)

	FY04 Actual	FY05 Actual	FY06 Forecast
Total assets	99,731.9	107,010.6	
Loans and bills discounted	54,799.8	57,267.2	
Securities	24,233.7	25,505.9	
Trading assets	3,769.1	4,078.0	
Deferred tax assets	1,598.2	1,051.6	
Total liabilities	95,934.9	101,443.2	
Deposits, NCD	71,188.1	73,542.8	
Bonds	-	-	
Trading liabilities	2,110.5	2,908.2	
Deferred tax liabilities	45.3	49.5	
Deferred tax liabilities for land revaluation	91.0	50.1	
Minority interests	1,021.2	1,113.0	
Total stockholders' equity	2,775.7	4,454.4	
Capital stock	1,352.7	1,420.9	
Capital surplus	974.3	1,229.2	
Retained earnings	330.0	992.1	
Land revaluation excess	57.9	38.2	
Net unrealized gains (losses) on other securities	410.7	819.9	
Foreign currency translation adjustments	(79.9)	(41.5)	
Treasury stock	(269.9)	(4.4)	

(Income) (Billions of yen)

	FY04 Actual	FY05 Actual	FY06 Forecast
Ordinary income	3,580.8	3,705.1	3,700.0
Interest income	1,521.7	1,662.6	
Fees and commissions	598.7	712.6	
Trading profits	144.6	32.8	
Other operating income	1,058.3	1,144.1	
Other income	257.5	153.0	
Ordinary expenses	3,611.1	2,741.6	
Interest expenses	350.4	501.0	
Fees and commissions	80.0	84.3	
Trading losses	0.2	-	
Other operating expenses	867.7	876.6	
General and administrative expenses	852.7	853.8	
Other expenses	1,460.1	425.8	
Write-off of loans	759.4	61.1	
Transfer to reserve for possible loan losses	288.9	163.5	
Transfer to general reserve for possible loan losses	(201.2)	120.1	
Transfer to specific reserve for possible loan losses	493.9	45.0	
Ordinary profit	(30.3)	963.6	1,010.0
Extraordinary gains	9.1	98.0	
Extraordinary losses	87.3	18.1	
Income before income taxes	(108.5)	1,043.4	
Income taxes, current	21.8	69.8	
Income taxes, deferred	52.9	226.9	
Minority interests in net income	51.0	59.8	
Net income	(234.2)	686.8	570.0

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)>

(Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Capital stock	1,247.7	1,352.7	1,352.7	1,420.9	
Noncumulative perpetual preferred stock	-	-	-	-	
Capital surplus	865.3	974.3	974.3	1,229.2	
Retained earnings*2	564.8	285.6	717.2	944.1	
Minority interests in consolidated subsidiaries	990.4	1,012.9	1,059.4	1,104.2	
Preferred securities	814.0	816.9	812.7	835.2	
Net unrealized losses on other securities	-	-	-	-	
Treasury stock	(3.0)	(269.9)	(270.0)	(4.4)	
Foreign currency translation adjustments	(71.8)	(79.9)	(76.0)	(41.5)	
Goodwill	(0.1)	(0.1)	(0.1)	(0.1)	
Consolidated adjustment account	(21.7)	(13.4)	(6.5)	(6.6)	
Others	-	-	-	-	
Total Tier I	3,571.6	3,262.3	3,751.0	4,645.9	
<Tax effect>	<1,666.4>	<1,552.9>	<1,380.0>	<1,002.1>	
Unrealized gains on securities	249.4	317.1	269.0	627.8	
Land revaluation excess	68.5	67.1	41.0	39.9	
General reserve for possible loan losses	740.1	633.5	633.5	742.6	
Perpetual subordinated debts	755.6	880.0	987.3	1,035.8	
Others	-	-	-	-	
Total upper Tier II	1,813.6	1,897.6	1,930.8	2,446.1	
Dated subordinated debts, preferred stock	1,603.0	1,657.3	1,616.2	1,621.6	
Others	-	-	-	-	
Total lower Tier II	1,603.0	1,657.3	1,616.2	1,621.6	
Total Tier II	3,416.5	3,555.0	3,547.0	4,067.7	
<Amounts counted as qualifying capital>	<3,416.5>	<3,262.3>	<3,547.0>	<4,067.7>	
Tier III	-	-	-	-	
Deductions	(250.8)	(504.4)	(584.0)	(619.3)	
Total capital	6,737.4	6,020.1	6,714.0	8,094.4	

(Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Risk-adjusted assets	59,204.1	60,552.6	62,700.0	65,322.3	
On-balance-sheet items	54,649.9	54,897.9	57,050.0	58,984.8	
Off-balance-sheet items	4,283.3	5,300.9	5,300.0	5,952.3	
Others*3	270.8	353.9	350.0	385.2	

(%)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Capital ratio	11.37	9.94	10.70	12.39	
Tier I ratio	6.03	5.38	5.98	7.11	

*1 Assumptions on yen / dollar exchange rate for FY05: $1=105.00 yen.

*2 Expected payouts excluded.

*3 Figures equivalent to market risk divided by 8%.

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Consolidated)> (Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Capital stock	560.0	665.0	665.0	665.0	
Noncumulative perpetual preferred stock	-	-	-	-	
Capital surplus	1,298.5	1,603.5	1,603.5	1,603.5	
Retained earnings*2	319.3	(6.3)	337.3	242.5	
Minority interests in consolidated subsidiaries	1,005.8	1,026.1	1,029.1	1,074.9	
Preferred securities	814.0	816.9	812.7	835.2	
Net unrealized losses on other securities	-	-	-	-	
Treasury stock	-	-	-	-	
Foreign currency translation adjustments	(71.9)	(81.1)	(78.0)	(44.6)	
Goodwill	-	(0.0)	-	(0.0)	
Consolidated adjustment account	-	-	-	-	
Others	-	-	-	-	
Total Tier I	3,111.8	3,207.3	3,557.0	3,541.4	
<Tax effect>	<1,607.1>	<1,505.1>	<1,330.0>	<968.9>	
Unrealized gains on securities	245.5	305.4	257.0	605.8	
Land revaluation excess	68.5	67.1	41.0	39.9	
General reserve for possible loan losses	711.1	612.0	612.0	722.1	
Perpetual subordinated debts	755.6	880.0	987.3	1,035.8	
Others	-	-	-	-	
Total upper Tier II	1,780.8	1,864.5	1,897.3	2,403.7	
Dated subordinated debts, preferred stock	1,603.0	1,657.3	1,616.2	1,621.6	
Others	-	-	-	-	
Total lower Tier II	1,603.0	1,657.3	1,616.2	1,621.6	
Total Tier II	3,383.7	3,521.8	3,513.5	4,025.3	
<Amounts counted as qualifying capital>	<3,111.8>	<3,207.3>	<3,513.5>	<3,541.4>	
Tier III	-	-	-	-	
Deductions	(24.6)	(238.9)	(295.0)	(308.2)	
Total capital	6,199.0	6,175.6	6,775.5	6,774.6	

(Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Risk-adjusted assets	56,891.8	58,244.5	60,400.0	62,887.4	
On-balance-sheet items	52,359.3	52,589.5	54,750.0	56,513.8	
Off-balance-sheet items	4,264.3	5,303.1	5,300.0	5,990.3	
Others*3	268.2	352.0	350.0	383.3	

(%)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Capital ratio	10.89	10.60	11.21	10.77	
Tier I ratio	5.46	5.50	5.88	5.63	

*1 Assumptions on yen / dollar exchange rate for FY05: $1=105.00 yen.

*2 Retained earnings minus expected payouts.

*3 Figures equivalent to market risk divided by 8%.

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)>

(Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Capital stock	560.0	665.0	665.0	665.0	
Noncumulative perpetual preferred stock	-	-	-	-	
Capital reserve	879.7	1,009.9	665.0	665.0	
Other capital surplus	357.6	357.6	702.5	702.5	
Earned surplus reserve	-	-	-	-	
Voluntary reserves*2	221.5	221.5	221.5	221.5	
Profit brought forward to next year*3	253.1	68.5	402.1	271.4	
Others*4	764.5	784.3	818.9	840.8	
Preferred securities	759.1	776.7	812.7	835.2	
Net unrealized losses on other securities	-	-	-	-	
Treasury stock	-	-	-	-	
Goodwill	-	-	-	-	
Total Tier I	3,036.4	3,106.8	3,475.0	3,366.2	
<Tax effect>	<1,590.5>	<1,502.2>	<1,330.0>	<976.2>	
Unrealized gains on securities	239.8	293.0	245.0	593.9	
Land revaluation excess	61.5	59.6	33.5	33.3	
General reserve for possible loan losses	661.7	417.6	417.5	572.5	
Perpetual subordinated debts	755.6	880.0	987.3	1,028.8	
Others	-	-	-	-	
Total upper Tier II	1,718.7	1,650.1	1,683.3	2,228.5	
Dated subordinated debts, preferred stock	1,565.6	1,618.3	1,577.2	1,576.6	
Others	-	-	-	-	
Total lower Tier II	1,565.6	1,618.3	1,577.2	1,576.6	
Total Tier II	3,284.2	3,268.4	3,260.5	3,805.1	
<Amounts counted as qualifying capital>	<3,036.4>	<3,106.8>	<3,260.5>	<3,366.2>	
Tier III	-	-	-	-	
Deductions	(55.7)	(95.6)	(156.0)	(95.7)	
Total capital	6,017.2	6,118.0	6,579.5	6,636.7	

(Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Risk-adjusted assets	52,939.7	54,034.5	56,100.0	58,463.4	
On-balance-sheet items	48,816.7	48,910.7	51,000.0	52,482.8	
Off-balance-sheet items	3,925.4	4,818.9	4,800.0	5,677.0	
Others*5	197.6	304.9	300.0	303.7	

(%)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Capital ratio	11.36	11.32	11.72	11.35	
Tier I ratio	5.73	5.74	6.19	5.75	

*1 Assumptions on yen / dollar exchange rate for FY05: $1=105.00 yen.

*2 Excluding profits to be appropriated.

*3 Unappropriated retained earnings minus expected payouts.

*4 Minority interests in consolidated subsidiaries and Foreign currency translation adjustments.

*5 Figures equivalent to market risk divided by 8%.

(Table 5) Earnings by Business Unit

<Sumitomo Mitsui Banking Corporation (Non-consolidated)>

(Billions of yen)

	FY04 Actual	FY05 Actual	FY06 Forecast
Net interest income	271.5	283.8	297.0
Fees and commissions + Foreign exchange	86.0	118.8	117.0
Consumer Banking Unit	357.5	402.6	414.0
Net interest income	323.6	351.0	349.0
Fees and commissions + Foreign exchange	330.6	322.1	301.0
Middle Market Banking Unit	654.2	673.1	650.0
Net interest income	97.0	108.1	95.0
Fees and commissions + Foreign exchange	89.8	86.5	100.0
Corporate Banking Unit	186.8	194.6	195.0
Marketing business	82.0	106.2	106.0
Treasury business	1.6	2.1	2.0
International Banking Unit	84.4	106.8	107.0
Net interest income	10.5	-	-
Fees and commissions + Foreign exchange	1.4	-	-
Community Banking Unit	11.9	-	-
Treasury Unit	222.8	219.8	220.0
Headquarters	5.3	(44.8)	(46.0)
Gross banking profit	1,522.9	1,552.1	1,540.0
Expenses	(582.4)	(586.5)	(600.0)
Banking profit (before provision for general reserve for possible loan losses)	940.5	965.6	940.0

(Note) FY04 result of Headquarters include result of Asset Restructuring Unit.
FY05 result and FY06 forecast reflect reorganization in April 2005 (dissolution of Community Banking Unit and Asset Restructuring Unit)

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar. 31, '04 Actual	Mar. 31, '05 Actual	Mar. 31, '06 Plan	Mar. 31, '06 Actual	
(Number of employees and directors)					
Directors	24	25	23	22	
Board of directors*1	17(2)	18(2)	15(2)	15(2)	
Corporate auditors*1	7(3)	7(3)	8(4)	7(3)	
Employees*2	22,348	21,020	20,900	20,322	

*1 Figures in the brackets indicate the number of part-timer.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

(Number of offices)	Mar. 31, '04 Actual	Mar. 31, '05 Actual	Mar. 31, '06 Plan	Mar. 31, '06 Actual	
Domestic branches*1	435	425	415	411	
Overseas branches*2	20	17	19	15	
(Reference) Overseas subsidiaries*3	25	27	28	27	

*1 Excluding sub-branches, agencies, specialized branches for receiving money transfers, specialized branches for controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding overseas subsidiaries with ownership of 50% or less.

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
(Personnel expenses)					
Personnel expenses (Millions of yen)	222,969	205,305	207,300	193,672	
Salary and remuneration (Millions of yen)	172,562	165,878	166,100	159,864	
Average monthly salary (Thousands of yen)	496	494	494	492	

(Note) Average age of the employees: 39.0 (as of March 31, '06)

(Remuneration and bonus for directors) (Millions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Remuneration and bonus for directors*1	512	552	490	463	
Remuneration	512	552	490	463	
Bonus	0	0	0	0	
Average remuneration and bonus for full-time directors	25	25	25	25	
Average retirement allowances for directors	(*2) 43	33	73	72	

*1 Sum of personnel expenses and profit appropriation, including rewards for executive officers in case concurrently appointed.

*2 Excluding the former Wakashio Bank.

(Non-personnel expenses) (Millions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Non-personnel expenses*1	328,764	339,149	349,900	356,203	#1
System related cost*2	76,929	79,536	82,000	79,504	
Other than system related cost	251,835	259,613	267,900	276,699	#1

*1 Excluding management guidance fee paid to the holding company by the subsidiary bank.

*2 Including leasing expenses and related costs.

(Personnel expenses + Non-personnel expenses) (Millions of yen)

	FY03 Actual	FY04 Actual	FY05 Plan	FY05 Actual	
Personnel expenses + Non-personnel expenses	551,733	544,454	557,200	549,875	

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	(*2) Latest Fiscal Term	Total Asset	(*3) Total Borrowing	(*4,*5) SMFG, SMBC portion	Stockholder's Equity	(*5) SMFG, SMBC portion	Operating Profit	Net Income	(*6) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card services	Mar. '06	956.2	361.1	19.6	144.1	85.3	28.5	17.7	Consolidated
SMBC Leasing Company, Limited	Leasing	Mar. '06	1,805.2	1,306.6	127.5	179.7	143.4	27.2	17.6	Consolidated
The Japan Research Institute, Limited	Economic research, system engineering, data processing and management consulting	Mar. '06	91.8	15.3	12.1	41.3	20.0	7.4	3.9	Consolidated
SMFG Corporate Recovery Servicer Co., Ltd.	Corporate recovery consulting and servicer	Mar. '06	1.1	-	-	0.9	0.4	0.3	0.2	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities and derivatives	Mar. '06	10,765.2	5,158.7	153.0	465.7	163.2	116.2	68.6	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust management	Mar. '06	20.2	-	-	12.2	8.0	4.6	2.8	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Banking	Mar. '06	2,730.7	60.2	37.0	88.6	4.8	9.6	4.7	Consolidated
Kansai Urban Banking Corporation	Banking	Mar. '06	2,627.3	220.6	24.3	89.3	37.1	15.6	8.7	Consolidated
The Kangin Lease Company, Limited	Leasing	Mar. '06	30.3	23.4	14.8	4.7	-	0.5	0.6	Consolidated
The Japan Net Bank, Limited	Banking	Mar. '06	325.8	55.5	-	4.8	11.4	(0.6)	(0.0)	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee	Mar. '06	9,445.4	-	-	133.6	-	18.4	18.4	Consolidated
SAKURA CARD CO., Ltd.	Credit card services	Mar. '06	185.5	34.3	15.5	17.8	12.2	2.6	1.6	Consolidated
SMBC Consulting Co., Ltd.	Management consulting and information service	Mar. '06	5.3	-	-	3.0	1.8	0.9	0.5	Consolidated
SMBC Finance Service Co., Ltd.	Factoring, loans and collecting agent	Mar. '06	578.3	196.8	194.1	82.3	-	10.4	8.7	Consolidated
YOTSUYA KANRI KABUSHIKI-KAISHA (former SMBC Mortgage Co., Ltd.)	(In the process of liquidation)	Mar. '06	5.6	47.0	47.0	(41.5)	0	5.2	5.6	Consolidated
Financial Link Company, Limited	Data processing service and consulting	Mar. '06	0.9	-	-	0.8	-	0.7	0.7	Consolidated
SMBC Friend Securities Co., Ltd.	Securities	Mar. '06	291.3	-	-	141.7	40.8	31.5	18.5	Consolidated
Sakura KCS Corporation	System engineering and data processing	Mar. '06	17.2	0.1	0.1	11.5	1.8	0.9	(1.7)	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing	Mar. '06	13.9	0.7	0.7	8.5	2.2	0.8	0.8	Consolidated
Global Factoring Co., Ltd.	Factoring	Mar. '06	442.3	343.3	343.3	(0.0)	-	(0.1)	(0.1)	Consolidated
Promise Co., Ltd.	Consumer finance	Mar. '06	1,598.3	763.6	61.7	754.7	196.8	67.7	41.0	Equity Method
At-Loan Co., Ltd.	Consumer loans	Mar. '06	136.9	104.0	104.0	13.0	26.7	(4.9)	(9.2)	Equity Method
QUOQLOAN INC.	Consumer finance	Mar. '06	122.3	77.8	1.8	37.8	-	4.5	2.4	Equity Method
NIF SMBC Ventures Co. Ltd.	Venture capital	Mar. '06	76.0	34.7	14.7	37.5	26.8	6.8	6.7	Equity Method
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust management	Mar. '06	27.2	-	-	18.3	3.4	5.0	3.1	Equity Method
Japan Pension Navigator Co., Ltd.	Operational management of defined contribution pension plans	Mar. '06	1.0	-	-	0.8	0.4	(0.2)	(0.5)	Equity Method
QUOQ Inc.	Shopping credit and credit card business	Mar. '06	934.1	485.9	89.6	48.8	2.9	6.3	2.5	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing	Mar. '06	250.0	200.8	13.2	14.1	-	3.6	1.8	Consolidated
Mazda Auto Leasing Company, Limited	Leasing	Mar. '06	18.7	14.6	2.5	2.4	-	0.6	0.4	Consolidated
Space Service LLC.	Leasing	Mar. '06	5.0	3.9	2.8	0.0	-	0.0	0.0	Consolidated
SBL Partners LLC.	Factoring	Dec. '05	16.9	16.2	16.2	0.0	-	0.0	(0.0)	Consolidated
HOKKOKU GENERAL LEASING. Co., Ltd.	Leasing	Mar. '06	40.5	33.7	0.8	3.5	0.1	0.7	0.5	Equity Method
The San-in General Lease Company Limited	Leasing	Mar. '06	46.3	33.7	2.5	6.1	0.2	1.0	0.6	Equity Method
Miegin General Leasing Co.Ltd.	Leasing	Mar. '06	12.8	10.3	0.4	1.7	0.1	0.2	0.1	Equity Method
[Daiwa Securities SMBC Co. Ltd.]										
Daiwa Securities SMBC Principal Investments Co. Ltd.	Investments	Mar. '06	332.3	286.7	25.0	33.1	-	15.1	9.0	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business	Currency	(*2) Latest Fiscal Term	Total Asset	(*3) Total Borrowing	(*4,*5) SMFG, SMBC portion	Stockholder's Equity	(*5) SMFG, SMBC portion	Operating Profit	Net Income	(*6) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Banking	US$	Mar. '06	13,471	813	2,550	1,782	1,700	97	70	Consolidated
Manufacturers Bank	Commercial banking	US$	Dec. '05	1,686	196	1	227	283	23	18	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial banking	CAN$	Jan. '06	1,787	71	71	164	122	14	9	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial banking	R$	Dec. '05	741	90	47	265	302	(39)	(39)	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Banking	RPIAH	Dec. '05	6,056	737	2,184	1,262	982	237	157	Consolidated
SMBC Leasing and Finance, Inc.	Leasing	US$	Dec. '05	1,502	199	279	730	690	43	8	Consolidated
SMBC Capital Markets, Inc.	Investment and derivatives	US$	Dec. '05	3,875	123	1,398	919	609	36	40	Consolidated
SMBC Capital Markets Limited	Investment and derivatives	US$	Dec. '05	2,047	103	309	361	300	21	16	Consolidated
Sumitomo Mitsui Finance Australia Limited	Investments	A$	Mar. '06	3,216	2,493	2,786	182	159	28	19	Consolidated
SMBC Securities, Inc.	Securities	US$	Dec. '05	173	125	25	46	40	7	4	Consolidated
SMBC MVI SPC	Investments	US$	Mar. '06	434	376	376	50	45	6	6	Consolidated
SMBC DIP Limited	Investments	US$	Mar. '06	30	15	32	1	1	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance	US$	Dec. '05	345	344	346	0	0	0	0	Consolidated
SMBC International Finance N.V.	Finance	US$	Dec. '05	1,873	1,856	1,680	1	0	(0)	(0)	Consolidated
BSL Leasing Co., Ltd.	Leasing	TBAH	Dec. '05	3,353	2,725	265	256	6	57	40	Equity Method
SBCS Company Limited	Investments and consulting	TBAH	Dec. '05	524	250	250	266	14	74	44	Equity Method
PROMISE (HONG KONG) CO., LIMITED	Consumer finance	HK$	Dec. '05	1,398	530	100	840	-	326	271	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte. Ltd.	Leasing	S$	Dec. '05	175	160	110	4	-	1	0	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing	HK$	Dec. '05	561	490	356	57	-	2	2	Consolidated
SMBC Leasing (Guangzhou) Co., Ltd.	Leasing	RMB	Dec. '05	286	122	122	160	-	4	4	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing	TBAH	Dec. '05	4,485	2,494	2,211	213	-	52	35	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing	RM	Dec. '05	133	110	60	9	-	2	2	Consolidated
SMBC Hire Purchase (Malaysia) Sdn. Bhd.	Leasing	RM	Mar. '06	0	-	39	-	-	0	0	Consolidated
P.T. EXIM SB Leasing	Leasing	RPIAH	Dec. '05	24	180	111	(162)	0	(13)	(13)	Consolidated
[Daiwa Securities SMBC Co. Ltd.]											
Daiwa Securities SMBC Hong Kong Limited	Securities	US$	Mar. '06	675	25	20	100	-	18	18	Equity Method
Daiwa Securities SMBC-Cathay Co., Ltd.	Securities	NT$	Mar. '06	3,532	200	200	2,866	-	232	229	Equity Method

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen (including guarantees) from Sumitomo Mitsui Financial Group (SMFG) or Sumitomo Mitsui Banking Corporation (SMBC) are indicated in the table.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).
(*2) Consolidated (provisional) accounting date of latest fiscal term
(*3) Including bonds and commercial papers.
(*4) SMFG, SMBC portion in total borrowing include guarantees.
(*5) Combined figures of SMFG and SMBC.
(*6) Based on SMFG's consolidated financial results.
(*7) For the companies reporting Operating losses, Net losses or Loss carried forward, projection of income and position in the group strategy of SMFG and SMBC are described in the next page.
(*8) <Scope of consolidation>
[Consolidated subsidiaries]
1. From this fiscal year, twenty companies including The Japan Research Institute (Shanghai) Solution Co., Ltd were newly consolidated due to establishment and other reason.
2. From this fiscal year, thirteen companies including WAKASHIO OFFICE SERVICE CO., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation and other reason.
3. From this fiscal year, twelve companies including SMLC CENTAURUS CO., LTD. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.
[Companies accounted for by the equity method]
1. From this fiscal year, SBL Holdings Limited was excluded from the scope of unconsolidated subsidiaries accounted for by the equity method because it was no longer a subsidiary due to liquidation.
2. From this fiscal year, fifteen companies including former NIF Ventures Co., Ltd. (current company name: NIF SMBC Ventures Co. Ltd.) newly became affiliated companies accounted for by the equity method due to acquirement of shares or other reasons.
3. From this fiscal year, four companies including P.T. Perjahl Leasing Indonesia were excluded from the scope of affiliated companies accounted for by the equity method due to sale of shares or other reasons.

Details of (*7)

Company name	Earnings projections	Strategic position within the Group
The Japan Net Bank, Limited	Targeting to be in the black in the fiscal year ending Mar. 2007.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Turned to be in the black in the fiscal year ended Mar. 2006 and is expected to secure positive bottom line thereafter.	SMBC's housing loan guarantee subsidiary
YOTSUYA KANRI KABUSHIKI-KAISHA (former SMBC Mortgage Co., Ltd.)	In the process of liquidation.	-
Sakura KCS Corporation	Expected to be in the black in the fiscal year ending Mar. 2007.	System engineering and data processing business
Global Factoring Co., Ltd.	Expected to be in the black in the fiscal year ending Mar. 2007.	Factoring business
At-Loan Co., Ltd.	Targeting to balance revenue and expenses in the fiscal year ending Mar. 2007.	Loan company specialized in consumer loans
Japan Pension Navigator Co., Ltd.	Financial condition is recovering thanks to rapid growth in the defined contribution pension plan market. However, it will take some time to move into the black.	Core company in defined contribution pension plan business
Space Service LLC.	Expected to be in the black in fiscal year ending Sep. 2006. As a result, operating loss carryforwards are expected to be offset.	SPC of SMBC Leasing Company
SBL Partners LLC.	Expected to be in the black in the fiscal year ending Dec. 2006.	SPC of SMBC Leasing Company
Banco Sumitomo Mitsui Brasileiro S.A.	Targeting to record ordinary profit in the fiscal year ending Dec. 2006.	SMBC's subsidiary engaged in lending to multinational companies (including Japanese, global companies) as the only marketing channel of SMBC in Middle America and South America.
SMBC International Finance N.V.	Revenue and expenses are expected to be balanced.	Established to enhance capital adequacy of SMBC. Issuing company of SMBC's subordinated guaranteed bonds.
SMBC Leasing (Singapore) Pte. Ltd.	Expected to secure positive bottom line in the fiscal year ending Dec. 2006.	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Hong Kong) Limited	Expected to secure positive bottom line in the fiscal year ending Dec. 2006.	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Guangzhou) Co., Ltd.	Expected to secure positive bottom line in the fiscal year ending Dec. 2006.	Overseas subsidiary of SMBC Leasing Company
P.T.EXIM SB Leasing	In the process of liquidation.	Overseas subsidiary of SMBC Leasing Company

(Table 10) Loans and Bills Discounted [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Balance) (Billions of yen)

		Mar. 31, '05 Actual (A)	Mar. 31, '06 Plan (B)	Mar. 31, '06 Actual (C)		Mar. 31, '07 Plan (D)
Domestic	including Impact loans	46,827.8	47,727.8	47,553.4		47,353.4
	excluding Impact loans	46,222.4	47,122.4	46,886.5		46,686.5
Small- and medium-sized enterprises*	including Impact loans	17,296.3	17,046.3	16,500.3		16,170.3
	excluding Impact loans	17,054.4	16,804.4	16,189.3		15,859.3
Loans with guarantee of credit guarantee corporation		1,479.5	1,279.5	1,356.8		1,256.8
Individuals (excluding business loans)		13,647.5	14,347.5	14,244.6		14,544.6
Housing loans		12,363.8	13,063.8	13,014.0		13,314.0
Others		15,884.0	16,334.0	16,808.5		16,638.5
Overseas		3,239.8	3,339.8	4,304.2		4,354.2
Total		50,067.6	51,067.6	51,857.6		51,707.6

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates
- -Wholesaling enterprise whose capital is JPY 100 million or less or number of employees is 100 or less
- -Services enterprise whose capital is JPY 50 million or less or number of employees is 100 or less
- -Retailing and catering enterprise whose capital is JPY 50 million or less or number of employees is 50 or less
- -Other enterprise whose capital is JPY 300 million or less or number of employees is 300 or less
- -Unincorporated enterprise

(Increase / decrease of balance considering the factors shown below)

(Billions of yen)

		FY06 Plan (B)-(A)+(a)	FY06 Actual (C)-(A)+(b)		FY07 Plan (D)-(C)+(c)
Domestic	including Impact loans	1,500.0	3,189.0		250.0
	excluding Impact loans	1,500.0	3,127.5		250.0
Small- and medium-sized enterprises	including Impact loans	50.0	694.1		10.0
	excluding Impact loans	50.0	625.0		10.0

(Decreasing factors to be considered)

(Billions of yen)

	FY05 Plan (a)		FY05 Actual (b)			FY06 Plan (c)	
		Small and medium-sized enterprises		Small and medium-sized enterprises			Small and medium-sized enterprises
Loan losses			1,186.5	728.7			
Direct write-offs*1			236.3	11.6			
Direct reduction*2			79.8	53.8			
Sales of loans to RCC*3			0.0	0.0			
Sales of problem assets to others			530.1	452.8			
Others*4			340.3	210.5			
Sales and securitization of loans*5			354.5	71.4			
Private placement of bonds, etc.*6			922.4	690.0			
Subsidiaries etc.*7			0.0	0.0			
Total	600.0	300.0	2,463.4	1,490.1		450.0	340.0

(Note) "Impact loans" are not included in the table above.

*1 Direct write-offs which are allowed to be tax deductible.

*2 Direct reduction in this fiscal term.

*3 Sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*4 Decrease through other measures of disposing non-performing loans

*5 Mainly sales and securitization of normal loans.

*6 Amount of credits that are virtually equivalent to loans, such as private placement of bonds, etc.

*7 Loans to consolidated subsidiaries and affiliates under equity method which contribute to encouraging smooth provision of credit to small and medium-sized enterprises.

(Table 13) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated	Mar. 31, '06 Actual Non-consolidated	Mar. 31, '06 Actual Consolidated
Bankrupt and quasi-bankrupt assets	448.3	481.0	164.5	250.1
Doubtful assets	924.4	1,074.2	473.4	565.0
Substandard loans	451.9	767.8	322.2	477.4
Sub-total	1,824.6	2,323.0	960.1	1,292.5
Normal assets	53,452.6	57,094.8	55,984.9	60,731.1
Total	55,277.2	59,417.8	56,945.0	62,023.6

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated	Mar. 31, '06 Actual Non-consolidated	Mar. 31, '06 Actual Consolidated
General reserve	417.6	633.6	572.5	742.6
Specific reserve	567.6	636.1	241.5	290.5
Loan loss reserve for specific overseas countries	3.9	3.9	2.4	2.4
Sub-total	989.1	1,273.6	816.4	1,035.5
Reserve for possible losses on loans sold to CCPC	-	-	-	-
Total	989.1	1,273.6	816.4	1,035.5

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 14) Risk-Monitored Loans

(Billions of yen, %)

	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated	Mar. 31, '06 Actual Non-consolidated	Mar. 31, '06 Actual Consolidated
Bankrupt loans (A)	46.0	68.3	40.9	59.3
Non-accrual loans (B)	1,238.0	1,399.0	551.1	714.4
Past due loans (3 months or more) (C)	26.9	29.4	23.5	24.6
Restructured loans (D)	425.0	730.7	298.7	444.9
(1) Reduction of original interest rate	54.4	61.4	27.1	30.7
(2) Forbearance of interest payments	0.0	0.3	0.0	0.3
(3) Loans to supported companies	-	-	-	-
(4) Forbearance of principal repayments	363.4	661.0	271.6	413.2
(5) Others	7.2	8.0	-	0.7
Total (E)=(A)+(B)+(C)+(D)	1,735.9	2,227.4	914.2	1,243.2
Direct reduction	1,504.6	1,723.8	587.6	754.1
Ratio <(E) / Total loans>	3.5%	4.1%	1.8%	2.2%

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporatio

(Table 15) Disposition of Problem Assets

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY04 Actual	FY05 Actual	FY06 Forecast
Credit related costs (A)	1,306.3	75.9	
Provision for specific reserve for possible loan losses	474.1	15.8	
Write-off of loans and other related losses (C)	836.0	61.7	
Write-off of loans*1	605.8	(26.2)	
Losses on sales of loans to RCC*2	0.5	0.2	
Losses on bulk sales	137.5	79.4	
Losses on debt forgiveness	92.2	8.3	
Provision for reserve for possible losses from loans sold to CCPC	-	-	
Provision for reserve for supporting specific borrowers	-	-	
Provision for loan loss reserve for specific overseas countries	(3.8)	(1.6)	
Provision for general reserve for possible loan losses (B)	(351.5)	155.0	
Total (A) + (B)	954.8	230.9	170.0

<Reference>

Direct write-off of loans already reserved (D)	443.6	1,275.3	-
Gross direct write-offs (C) + (D)	1,279.6	1,337.0	-

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY04 Actual	FY05 Actual	FY06 Forecast
Credit related costs (A)	1,398.0	181.9	
Provision for specific reserve for possible loan losses	493.9	45.0	
Write-off of loans and other related losses (C)	907.9	138.5	
Write-off of loans*1	667.2	29.5	
Losses on sales of loans to RCC*2	0.6	0.2	
Losses on bulk sales	147.9	100.5	
Losses on debt forgiveness	92.2	8.3	
Provision for reserve for possible losses from loans sold to CCPC	-	-	
Provision for reserve for supporting specific borrowers	-	-	
Provision for loan loss reserve for specific overseas countries	(3.8)	(1.6)	
Provision for general reserve for possible loan losses (B)	(201.2)	120.1	
Total (A) + (B)	1,196.8	302.0	

<Reference>

Direct write-off of loans already reserved (D)	540.9	1,397.9	-
Gross direct write-offs (C) + (D)	1,448.8	1,536.4	-

*1 Gains on collection of written-off claims are included in Write-off of loans in FY05.

*2 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in FY05

[Sumitomo Mitsui Banking Corporation (Non-consolidated)] (Billions of yen)

Internal grading	Internal grading one year before the bankruptcy		Internal grading six month before the bankruptcy	
	Number of bankruptcies	Outstanding exposure	Number of bankruptcies	Outstanding exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	5	2.2	2	1.4
4C	14	6.2	10	4.2
5A	15	5.4	14	3.8
5B	21	5.5	14	4.2
5C	31	5.7	35	6.0
6	20	5.2	25	6.1
7	78	95.8	82	20.0
8	22	15.0	32	61.0
9	18	300.7	47	390.9
No grading	134	63.4	97	7.6
Total	358	505.2	358	505.2

(Notes) 1. Bankruptcies with credit amount less than JPY 50 million are excluded.

2. "No grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '06
Bankrupt and quasi-bankrupt assets	164.5
Doubtful assets	473.4
Substandard loans	322.2
Normal assets	55,984.9
Total	56,945.0

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '06)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	1,236.1	(30.8)	0.6	31.4
	Bond	1,226.4	(31.1)	0.3	31.4
	Stock	-	-	-	-
	Other	9.7	0.3	0.3	-
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	1,528.8	267.6	270.3	2.7
	Bond	-	-	-	-
	Stock	616.3	267.6	270.3	2.7
	Other	912.5	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	22,520.4	1,316.3	1,695.7	379.4
	Bond	14,174.6	(282.2)	0.8	283.0
	Stock	3,841.6	1,632.4	1,649.9	17.5
	Other	4,504.2	(33.9)	45.0	78.9
	Money held in trust*1	2.9	0.2	0.2	-

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	303.3	289.0	(14.3)	15.0	29.3
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows:
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Cash and due from banks & Deposits with banks"
Beneficiary claims on commodity investment trusts included in item "Commercial paper and other debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, '98 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Mar. 31, '06.

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '06)

[Sumitomo Mitsui Financial Group (Consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	1,250.4	(30.8)	0.6	31.4
	Bond	1,226.7	(31.1)	0.3	31.4
	Stock	-	-	-	-
	Other	23.7	0.3	0.3	-
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	498.7	97.3	99.9	2.6
	Bond	-	-	-	-
	Stock	492.0	97.3	99.9	2.6
	Other	6.7	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	23,843.3	1,373.4	1,771.2	397.8
	Bond	14,905.4	(297.2)	1.0	298.2
	Stock	4,008.6	1,702.7	1,722.1	19.4
	Other	4,929.3	(32.1)	48.1	80.2
	Money held in trust*1	2.9	0.2	0.2	-

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	306.3	291.0	(15.3)	15.0	30.3
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.

*2 Securities include following items, which are not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Deposits with banks"
Beneficiary claims on commodity investment trusts, etc. included in item "Commercial papers and other debt purchas

*3 Based on revaluation of land at fair value as of Mar. 31, '98, Mar. 31, '99 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Mar. 31, '06.

(Table 19) Off balance sheet transaction

[Sumitomo Mitsui Financial Group (Consolidated)]

(Billions of yen)

	Contract amount or notional amount		Credit risk equivalent amount	
	Mar. 31, '05	Mar. 31, '06	Mar. 31, '05	Mar. 31, '06
Financial futures contracts	126,102.5	126,433.6	-	-
Interest rate swaps	283,342.9	314,081.9	3,625.8	4,208.0
Currency swaps	18,098.4	20,394.8	1,440.2	1,290.4
Foreign exchange forward contracts	40,194.7	45,179.9	936.1	1,060.4
Interest rate options (buy)	5,635.6	7,509.7	74.0	69.6
Currency options (buy)	2,564.9	3,254.4	181.8	170.8
Other derivative instruments	21,186.5	23,092.1	134.0	225.9
Effect of Master Netting agreements	-	-	(3,136.2)	(3,985.4)
Total	497,125.5	539,946.4	3,255.6	3,039.7

(Note) Figures shown above were computed according to capital adequacy guidelines set by the BIS.

Followings were also added.

- Listed transactions
- Options (sell)
- Transactions for which the original contracts have maturity of 14 days or less

(Table 20) Credit Composition (as of Mar. 31, '06)
[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of yen)

	Counter party with rating equivalent to BBB/Baa or higher	Counter party with rating equivalent to BB/Ba or lower	Others*	Total
Credit risk equivalent	180.4	0.0	3.3	183.7
Credit cost	0.1	0.0	0.1	0.2
Amount of credit risk	0.6	0.0	0.1	0.7

(Note) Tentative calculation for interest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit
*Corporations without credit ratings by rating agencies.

Reasons for the differences between the plan and the results

[Sumitomo Mitsui Financial Group]

(Table 1-1: non-consolidated)

(#1) Capital stock: 68.2 billion yen above the plan
Capital reserve: 68.2 billion yen above the plan
Other capital surplus: 184.9 billion yen above the plan
Treasury stock: 265.6 billion yen above the plan

Mainly due to the capital raising in January – February, 2006.

[Sumitomo Mitsui Banking Corporation]

(Table 1-1: non-consolidated)

(#1) Net unrealized gains (losses) on other securities: 460.5 billion yen above the plan

Due to the greater-than-expected rise in the stock prices in the market.

(#2) Net trading income: 113.0 billion yen below the plan
Net other operating income: 75.2 billion yen above the plan

Due to the accounting procedure in which profits (losses) from trading transactions in foreign currencies (currency swaps, etc.) and profits (losses) from foreign exchange transactions for hedging purpose are separately accounted for as Net trading income and Net other operating income (Gains (losses) on foreign exchange transactions) respectively.

(#3) Gains (losses) on stocks: 35.5 billion yen above the plan

Due to the greater-than-expected rise in the stock prices in the market.

(#4) Extraordinary gains (loss): 35.7 billion yen above the plan

Mainly due to 30.6 billion yen of Gains on collection of written-off claims. Meanwhile, Gains on collection of written-off claims were included in total credit cost in FY2005. As a result, total credit cost was 230.9 billion yen.

(#5) Net income (loss): 169.5 billion yen above the plan

Mainly due to the higher-than-expected Gains (losses) on stocks and the lower-than-expected total credit costs and tax expenses.

(#6) Yield on interest earning assets: 0.14% above the plan
Interest paid on deposits: 0.15% above the plan

Mainly due to the rise in US dollar interest rates.

(#7) ROE: 2.77% below the plan

Due to the greater-than-expected stockholders' equity mainly because of the increase in Net unrealized gains (losses) on other securities.

(Table 6)

(#1) Non-personnel expenses: 6,303 million yen above the plan for FY05 (349,900 million yen)
Non-personnel expenses excluding system related cost:
8,799 million yen above the plan for FY05 (267,900 million yen)

Due to the weaker-than-expected yen/dollar exchange rate ($1=117.48 yen) compared with the assumption of the plan ($1=105.00 yen) and the increase in consignment expenses as a result of outsourcing of back-office operations in "Service Offices."

平成18年9月1日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

公的資金優先株式の取得及び消却に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、本日開催の取締役会において、株式会社整理回収機構にお引受けいただいております第二種優先株式（取得総額約2,451億円、発行価額の総額2,010億円）に関し、下記の通り自己の株式の取得及び消却を行うことを決議し、本日、関係当局の承認をいただきましたので、お知らせいたします。

本優先株式の取得は、本年6月開催の当社定時株主総会において決議された自己の株式の取得枠の範囲内で行うものであります。

また、取得いたします優先株式に関しましては、取得後速やかに消却を行う予定です。

記

取得及び消却の内容

第二種優先株式
(1) 取得株式の総数　：67,000株
(2) 取得価額　：1株につき3,657,900円
(3) 取得価額の総額　：245,079,300,000円
(4) 取得先　：株式会社整理回収機構
(5) 取得予定日　：平成18年9月6日

（ご参考）　今回取得予定の公的資金優先株式の概要

名称	第二種優先株式
当初発行日	平成11年3月31日
発行株式数	100,000株
発行価額	1株につき3百万円
発行価額の総額	3,000億円
今回の取得直前の発行株式数	67,000株
今回の取得直前の残高	2,010億円

上記以外の公的資金優先株式の概要

名称	第三種優先株式
当初発行日	平成11年3月31日
発行株式数	800,000株
発行価額	1株につき1百万円
発行価額の総額	8,000億円
現在の発行株式数	695,000株
現在の残高	6,950億円

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

(English Summary)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Acquisition and Cancellation of Public Fund Preferred Stock

Tokyo, September 1, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's Board of Directors resolved at a meeting today to acquire and cancel its Type 2 preferred stock (aggregate amount of acquisition: approximately JPY 245.1 billion, which amounts to JPY 201.0 billion on an issue price basis) owned by the Resolution and Collection Corporation (RCC) as described below, and obtained an approval of the relevant authorities for the acquisition today.

The acquisition of the preferred stock is to be executed within SMFG's own stock acquisition limit approved at its annual general shareholders' meeting held in June 2006.

In addition, SMFG intends to cancel those shares of the preferred stock upon acquisition.

PARTICULARS

Details of Acquisition and Cancellation

Type 2 Preferred Stock

(1) Number of Shares to Be Acquired : 67,000 shares
(2) Acquisition Price : JPY 3,657,900 per share
(3) Total Amount of Acquisition : JPY 245,079,300,000
(4) Acquire from : RCC
(5) Acquisition Date (Scheduled) : September 6, 2006

(REFERENCE) Summary of the public fund preferred stock to be acquired:

Type of Preferred Stock	Type 2 Preferred Stock
Original Date of Issue	March 31, 1999
Number of Shares Issued	100,000 shares
Issue Price	JPY 3,000,000 per share
Aggregate Amount Issued	JPY 300 billion
Number of Shares Outstanding Immediately Prior to This Acquisition	67,000 shares
Aggregate Amount Outstanding Immediately Prior to This Acquisition	JPY 201 billion

Summary of the public fund preferred stock other than the above:

Type of Preferred Stock	Type 3 Preferred Stock
Original Date of Issue	March 31, 1999
Number of Shares Issued	800,000 shares
Issue Price	JPY 1,000,000 per share
Aggregate Amount Issued	JPY 800 billion
Number of Shares Outstanding as of the Date hereof	695,000 shares
Aggregate Amount Outstanding as of the Date hereof	JPY 695 billion

Exhibit B1(c)

平成18年9月8日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

第三種優先株式の取得請求権行使価額の修正に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）が発行しております第三種優先株式の取得請求権行使価額は、当該優先株式の取得請求権行使価額修正条項に基づき、下記のとおり修正されることとなりましたので、お知らせいたします。

記

１．　修正後取得請求権行使価額　　　１，２７３，０００円
　　（修正前取得請求権行使価額　　　　８２６，９００円）

２．　適用日　　　　　　　　　　平成１８年１０月１日以降

以　上

【本件に関するお問い合わせ先】
広報部　石田　　TEL 03-5512-2676

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Reset of Price for Exercising the Right to Request Acquisition of Type 3 Preferred Stock

TOKYO, September 8, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that the price for exercising the right to request acquisition (the "Acquisition Price"), formerly called the conversion price, with respect to its Type 3 Preferred Stock (the "Preferred Stock") will be reset as described below in accordance with the terms and conditions of the Preferred Stock.

PARTICULARS

1. Acquisition Price after the Reset	JPY 1,273,000
(Acquisition Price before the Reset	JPY 826,900)
2. Effective Date	October 1, 2006

平成18年9月15日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

当社子会社の解散について

当社の連結子会社である三井住友銀行が、同行の100％子会社であるSakura Capital Funding (Cayman) Limited を解散する方針を決定しましたので、下記のとおりお知らせいたします。

記

1．解散する子会社の名称等

会社名	Sakura Capital Funding (Cayman) Limited
所在地	P.O. Box309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies
代表者	國部　毅

2．解散の理由

Sakura Capital Funding (Cayman) Limited が発行した劣後債がすべて償還されたため、解散する方針を決定したもの。

3．解散する子会社の概要

事業内容	貸出業
設立年月日	平成4年7月15日
資本金	100千米ドル
株主資本	118千ドル（平成17年12月末）
総資産	86,066千ドル（平成17年12月末）
決算期	毎年12月末
従業員	0名（平成17年12月末）
株主構成	三井住友銀行　100％
最近の業績	経常利益5千米ドル、当期純利益5千米ドル（平成17年12月期）

4．解散の日程

平成19年5月（予定）

5．業績の見通し

本件に伴う平成19年3月期業績予想の変更はありません。

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

Dissolution of Sakura Capital Funding (Cayman) Limited

Tokyo, September 15, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Sumitomo Mitsui Banking Corporation (SMBC), a consolidated subsidiary of SMFG, has decided to dissolve its wholly owned subsidiary, Sakura Capital Funding (Cayman) Limited (the "Subsidiary").

1. Name of the Subsidiary

Company Name	Sakura Capital Funding (Cayman) Limited
Location	P.O. Box309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies
Representative	Takeshi Kunibe

2. Reason for Dissolution

SMBC decided to dissolve the Subsidiary because all the subordinated notes issued by the Subsidiary had been redeemed.

3. Profile of the Subsidiary

Business	Finance
Date of Establishment	July 15, 1992
Paid-in Capital	USD 100 thousand
Shareholders' Equity	USD 118 thousand (as of the end of December 2005)
Total Assets	USD 86,066 thousand (as of the end of December 2005)
Fiscal Year End	December 31
Number of Employees	0 (as of the end of December 2005)
Shareholder	100% owned by SMBC
Recent Financial Performance (Fiscal Year ended December 2005)	Ordinary Profit: USD 5 thousand Net Income: USD 5 thousand

4. Date of Dissolution

May, 2007 (Planned)

5. SMFG's Earnings Forecasts

There is no revision to SMFG's earnings forecasts for the year ending March 31, 2007, due to this dissolution.

Exhibit B1(e)

平成１８年９月１９日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号８３１６）

第１－１２回第四種優先株式の取得請求権行使価額及び下限取得請求権行使価額の調整に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）が発行しております第１－１２回第四種優先株式の取得請求権行使価額及び下限取得請求権行使価額は、当該優先株式の取得請求権行使価額調整条項に基づき、下記のとおり調整されることとなりましたので、お知らせいたします。

記

１．調整後取得請求権行使価額　　３１９，７００円
（調整前取得請求権行使価額　　３２０，７００円）

２．調整後下限取得請求権行使価額　　１０５，４００円
（調整前下限取得請求権行使価額　　１０５，７００円）

３．適用日　　平成１８年９月７日以降

（ご参考）第1-12回第四種優先株式の概要（平成18年9月19日現在）

当初発行日	平成15年2月8日
発行株式数	50,100株
発行価額	1株につき3百万円
発行価額の総額	1,503億円
現在の発行株式数	50,100株
現在の残高	1,503億円

以　上

【本件に関するお問い合わせ先】
広報部　石田　　TEL 03-5512-2676

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Adjustments of Price and Floor Price for Exercising the Right to Request Acquisition of First to Twelfth Series Type 4 Preferred Stock

TOKYO, September 19, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that the price for exercising the right to request acquisition (the "Acquisition Price"), formerly called the conversion price, and the floor price for exercising the right to request acquisition (the "Floor Acquisition Price"), formerly called the floor conversion price, with respect to its First to Twelfth Series Type 4 Preferred Stock (the "Preferred Stock") were adjusted as set out below in accordance with the terms and conditions of the Preferred Stock.

PARTICULARS

1. Acquisition Price after the Adjustment JPY 319,700
   (Acquisition Price before the Reset JPY 320,700)

2. Acquisition Floor Price after the Adjustment JPY 105,400
   (Acquisition Floor Price before the Adjustment JPY 105,700)

3. Effective Date September 7, 2006

(REFERENCE) Summary of First to Twelfth Series Type 4 Preferred Stock (as of September 19, 2006):

Original Date of Issue	February 8, 2003
Number of Shares Issued	50,100 shares
Issue Price	JPY 3,000,000 per share
Aggregate Amount Issued	JPY 150.3 billion
Number of Shares Outstanding	50,100 shares
Aggregate Amount Outstanding	JPY 150.3 billion

平成18年9月28日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

公的資金優先株式の返済に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、本日開催の取締役会において、株式会社整理回収機構にお引受けいただいております公的資金優先株式（第三種優先株式）の一部に関し、下記の通りの対応を行うことを決議し、本日、関係当局の承認をいただきましたので、お知らせいたします。

なお、今回の公的資金優先株式の返済に関しましては、昨年10月に公表された公的資金の処分に関する考え方に基づき預金保険機構より協議の申し入れがあり、当社として株主価値の向上を図る観点から、これまで十分な協議を行ってまいりました結果、今般、当社より申出を行うに至ったものであります。

記

公的資金優先株式の返済

1.　自己の株式の取得及び消却

第三種優先株式の一部（発行価額の総額4,500億円）につき、以下の通り自己の株式の取得及び消却を行います。

本優先株式の取得は、本年6月開催の当社定時株主総会決議等により設定された自己の株式の取得枠の範囲内で行うものであります。

また、取得いたします優先株式に関しましては、取得後速やかに消却を行う予定です。

取得及び消却の内容

第三種優先株式

(1) 取得株式の総数　：450,000株
(2) 取得価額　：1株につき1,451,200円
(3) 取得価額の総額　：653,040,000,000円
(4) 取得先　：株式会社整理回収機構
(5) 取得予定日　：平成18年9月29日

2.　整理回収機構による取得請求及び交付される普通株式の処分

(1)整理回収機構による取得請求

第三種優先株式の一部（発行価額の総額500億円）につき、以下の通り整理回収機構により取得請求権を行使していただき、普通株式の交付を受けていただきます。

取得請求される優先株式数	50,000株
取得請求総額	50,000,000,000円
取得請求日	平成18年9月29日
取得請求権行使価額	826,900円
取得請求により交付される普通株式数	60,466株

なお、交付すべき普通株式数の算出に当って1株未満の端数が生じる部分については、会社法第167条第3項の規定により取り扱います。

(2)取得請求により交付される普通株式の処分

上記（1）の取得請求権行使により整理回収機構が取得する普通株式については、基本的に、今後、当社申出により、市場取引により売却していただくことを想定しているものであります。

当社としては当該処分に対応すべく、今後、当社財務状況や株価動向等を踏まえ、本年 6 月開催の当社定時株主総会決議等により設定された自己の株式の取得枠等を利用し、東京証券取引所の ToSTNeT-2（終値取引）により買受けることを基本と考えておりますが、具体的な買受に際しては、改めて整理回収機構を通じて預金保険機構に処分の申出を行うものであります。

（ご参考）

今回の返済後に残る当社第三種優先株式（発行価額の総額 1,950 億円）の取得請求権行使価額は、既に公表している通り平成 18 年 10 月 1 日以降、1,273,000 円に修正されます。

公的資金優先株式の概要

名称	第三種優先株式
当初発行日	平成 11 年 3 月 31 日
発行株式数	800,000 株
発行価額	1 株につき 1 百万円
発行価額の総額	8,000 億円
今回の返済直前の発行株式数	695,000 株
今回の返済直前の残高	6,950 億円

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL 03-5512-2676

Notice regarding Repayment of Public Fund Preferred Stock

Tokyo, September 28, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's Board of Directors resolved at a meeting held today to take the following actions with respect to part of the Type 3 Preferred Stock owned by The Resolution and Collection Corporation (RCC), and obtained an approval of the relevant authorities to such actions.

SMFG had thorough discussion about repayment of public fund preferred stock with Deposit Insurance Corporation of Japan (DICJ), which had initiated such discussion in accordance with the administrative guidelines published in October 2005 regarding disposal of the financial assets that DICJ acquired through public fund injection, and, as a consequence, SMFG has come to propose repayment of public fund preferred stock from the viewpoint of enhancing shareholders' value.

PARTICULARS

Repayment of Public Fund Preferred Stock

1. Acquisition and Cancellation of Preferred Stock of SMFG

   SMFG will acquire and cancel part of its Type 3 Preferred Stock (Total issue price: JPY 450 billion) as follows.

   Acquisition of Type 3 Preferred Stock will be executed within the limit for acquiring SMFG's own stock authorized at its annual general shareholders' meeting held in June 2006 and SMFG intends to cancel the preferred stock upon acquisition.

   Details of Acquisition and Cancellation

   Type 3 Preferred Stock

Number of shares to be acquired	450,000 shares
Acquisition price	JPY 1,451,200 per share
Total amount of acquisition price	JPY 653,040,000,000
Acquire from	RCC
Expected date of acquisition	September 29, 2006

2. Request by RCC to SMFG for Acquisition of Type 3 Preferred Stock and Disposal by RCC of the Common Stock Delivered in Exchange for the Type 3 Preferred Stock

   (1) Request by RCC to SMFG for Acquisition of Type 3 Preferred Stock

   SMFG will ask RCC to exercise its right to request acquisition with respect to part of its Type 3 Preferred Stock (Total issue price: JPY 50 billion) and to receive common stock of SMFG delivered in exchange.

Number of shares of Type 3 Preferred Stock as to which request for acquisition is made	50,000 shares
Total issue price of Type 3 Preferred Stock to be acquired upon request	JPY 50,000,000,000
Expected date of request for acquisition	September 29, 2006
Acquisition price at which a share of common stock is issued and delivered in exchange for Type 3 Preferred Stock	JPY 826,900
Number of shares of common stock to be delivered in exchange for Type 3 Preferred Stock	60,466 shares

Any fraction of less than one share arising as a result of calculation of the number of shares of common stock to be delivered shall be treated in accordance with the provisions of Paragraph 3 of Article 167 of the Company Law.

(2) Disposal by RCC of the Common Stock Delivered in Exchange for Type 3 Preferred Stock

SMFG assumes that, in principle, the common stock that will be delivered to RCC upon exercise of its right to request acquisition as described in (1) above will be disposed of by RCC in market transactions at the request of SMFG.

Basically, SMFG intends to acquire the common stock disposed of by RCC, after careful consideration of its financial conditions, stock price and so forth, through ToSTNeT-2 (closing price orders) operated by Tokyo Stock Exchange, Inc., and within the limit for acquiring SMFG's own stock authorized at the annual general shareholders' meeting of SMFG held in June 2006. SMFG will ask DICJ through RCC for disposal of the common stock when it decides to acquire them at a later date.

(REFERENCE)

As announced in the recent press release, acquisition price of Type 3 Preferred Stock will be reset to JPY 1,273,000 on October 1, 2006 and the new acquisition price will be applicable thereafter to the part of Type 3 Preferred Stock that is not acquired as herein described (Total issue price: JPY 195 billion).

Summary of public fund preferred stock:

Type of preferred stock	Type 3 Preferred Stock
Original date of issue	March 31, 1999
Number of shares issued	800,000 shares
Issue price	JPY 1,000,000 per share
Aggregate amount issued	JPY 800 billion
Number of shares outstanding as of the date hereof	695,000 shares
Aggregate amount outstanding as of the date hereof	JPY 695 billion